SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 1-31452

For the month of November 2002.

KONAMI CORPORATION
(Translation of registrant’s name into English)

Marunouchi Building
4-1, Marunouchi 2-chome
Chiyoda-ku, Tokyo 100-6330
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Press release of November 28, 2002 regarding financial results for the six months ended September 30, 2002

2.	Press release of November 28, 2002 regarding revised forecast of dividends for the year ending March 31, 2003

3.	Financial results for the six months ended September 30, 2002 filed with the Tokyo Stock Exchange on November 28, 2002

4.	Press release of November 28, 2002 regarding acquisition of a portion of a subsidiary’s operations following a corporate split

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: November 28, 2002	By:	/s/ Noriaki Yamaguchi
Name: Noriaki Yamaguchi
Title: Representative Director and CFO

FOR IMMEDIATE RELEASE

November 28, 2002

KONAMI CORPORATION
2-4-1 Marunouchi Chiyoda-ku Tokyo, Japan
Kagemasa Kozuki
Representative Director and CEO
Ticker 9766 at TSE1
Contact: Noriaki Yamaguchi
Representative Director and CFO
Tel: +81-3-5220-0163

Consolidated Results for the Six Months Ended September 30, 2002
and
Earnings Forecast for the Year Ending March 31, 2003
(Prepared in Accordance with U.S. GAAP)

We hereby announce the consolidated results of the Konami Group in accordance with U.S. GAAP for the six months ended September 30, 2002 as stated in the attached documents.

We performed very well for the six months ended September 30, 2002 due to the following reasons: WORLD SOCCER WINNING ELEVEN 6, a home video game software title, sold over one million copies; the card game and video game software titles of Yu-Gi-Oh! became hits in the U.S.; MICRO iR products, advanced-technology toys, are gaining market acceptance; MAH-JONG FIGHT CLUB, one of our e-AMUSEMENT products, which are amusement arcade games that allow players to compete directly with players in other arcade game locations via an on-line amusement connection, are developing well; and gaming machines in overseas markets achieved healthy sales. As a result, consolidated net revenues for the six months ended September 30, 2002 were ¥113,195 million, consolidated operating income was ¥10,165 million, and net income was ¥4,368 million for the same period.

For the six months ending March 31, 2003, we expect to release branded popular titles like World Soccer Winning Eleven 6 Final Evolution, Yu-Gi-Oh! Duel Monsters 8 in Japan, Yu-Gi-Oh! THE ETERNAL DUELIST SOUL and CONTRA: SHATTERED SOLDIER in the U.S., Pro Evolution Soccer2 in Europe, and METAL GEAR SOLID 2: SUBSTANCE in Japan, the U.S. and Europe. We expect to release new Yu-Gi-Oh! card games, which are gaining successful market acceptance in the U.S. resulting from an effective media mix promotion, and to introduce the product in Europe with the aim of making it a global hit. We also plan to expand the value added product line-up of our MICRO iR products broaden distribution of our gaming products in North America, introduce new gaming machines and increase the line-up of software supporting existing gaming machines.

Consolidated results for the year ending March 31, 2003 are expected as follows: ¥245,000 million of net revenues; ¥25,000 million of operating income; and ¥11,500 million of net income.

A total annual dividend of ¥54 per share, which consists of an interim dividend of ¥19 per share and a year-end dividend of ¥35 per share, is expected to be paid for the year ending March 31, 2003.

Note:
Konami Corporation has decided to use U.S. GAAP for its financial reporting since it was listed on the New York Stock Exchange on September 30, 2002. The six months ended September 30, 2002 was the first period in which Konami prepared its interim consolidated financial statements in accordance with U.S. GAAP. Therefore, U.S. GAAP consolidated financial information for the six months ended September 30, 2001 is not available.

Cautionary Statement with Respect to Forward-Looking Statements:
Statements made in this press release with respect to Konami’s current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about the future performance of Konami. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our video game software business, card game business and gaming machine business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our health and fitness business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of contingencies.

1

Consolidated Financial Results
for the Six Months Ended September 30, 2002
(Prepared in Accordance with U.S. GAAP)

November 28, 2002

KONAMI CORPORATION
Address:	4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan
Stock code number:	9766
URL:	http://www.konami.com
Shares listed:	Tokyo Stock Exchange, Osaka Securities Exchange, New York Stock Exchange, London Stock Exchange and Singapore Exchange
Representative:	Kagemasa Kozuki, Representative Director and CEO
Contact:	Noriaki Yamaguchi, Representative Director and CFO (Phone: 03-5220-0163)
Date of Board Meeting to approve the financial results:	November 28, 2002
Adoption of U.S. GAAP:	Yes

Note: Financial information presented herein was not audited by independent public accountants.

1. Consolidated Financial Results for the Six Months Ended September 30, 2002
(Amounts are rounded to the nearest million)
(1) Consolidated Results of Operations

	(Millions of yen, except per share data)
	Net revenues	Operating income	Income before income taxes, minority interest and equity in net income of affiliated companies
Six months ended September 30, 2002	¥113,195	¥10,165	¥10,150
Six months ended September 30, 2001	—	—	—

Year ended March 31, 2002	225,580	18,087	22,678

	Net income	Net income per share (yen)	Diluted net income per share (yen)
Six months ended September 30, 2002	¥4,368	¥35.66	—
Six months ended September 30, 2001	—	—	—

Year ended March 31, 2002	11,402	89.32	—

Notes:
1. Equity in net income of affiliated companies
Six months ended September 30, 2002:	¥644	million
Six months ended September 30, 2001:	—	million
Year ended March 31, 2002:	¥755	million
2. Weighted-average common shares outstanding
Six months ended September 30, 2002:	122,503,419	shares
Six months ended September 30, 2001:	—	shares
Year ended March 31, 2002:	127,647,120	shares
3. Change in accounting policies: None
4.	Net income per share was prepared in accordance with Statement of Financial Accounting Standard (SFAS) No. 128 “Earnings per Share”.
5.
The six months ended September 30, 2002 was the first period in which Konami prepared its interim consolidated financial statements in accordance with U.S. GAAP. Therefore U.S. GAAP consolidated financial information for the six months ended September 30, 2001 is not available. However, figures for the year ended March 31, 2002 presented herein have been prepared in accordance with U.S. GAAP.

2

(2) Consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total assets	Total shareholders’ equity	Equity-assets ratio	Total shareholders’ equity per share (yen)
September 30, 2002	¥305,386	¥125,234	41.0%	¥1,039.38
September 30, 2001	—	—	—	—

March 31, 2002	328,091	134,990	41.1%	1,084.44

Note:
Number of shares outstanding
September 30, 2002:	120,488,459	shares
September 30, 2001:	—	shares
March 31, 2002:	124,479,815	shares

(3) Consolidated Cash Flows

	(Millions of yen)
	Net cash provided by (used in)			Cash and
	Operating activities	Investing activities	Financing activities	cash equivalents at end of period
Six months ended September 30, 2002	¥6,835	¥(2,881)	¥(17,504)	¥61,547
Six months ended September 30, 2001	—	—	—	—

Year ended March 31, 2002	11,119	(16,024)	12,613	75,188

(4) Number of Consolidated Subsidiaries and Companies Accounted for by the Equity Method
Number of consolidated subsidiaries:	32
Number of affiliated companies accounted for by the equity method:	4

(5) Changes in Reporting Entities
Number of consolidated subsidiaries added:	1
Number of consolidated subsidiaries removed:	6

2. Consolidated Financial Forecast for the Year Ending March 31, 2003

	(Millions of yen)
	Net revenues	Operating income	Income before income taxes, minority interest and equity in net income of affiliated companies	Net income
Year ending March 31, 2003	¥245,000	¥25,000	¥24,500	¥11,500

Note:
    Expected net income per share for the year ending March 31, 2003 is ¥95.44

3

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this report with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our video game software business, card game business and gaming machine business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our health and fitness business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of contingencies.

4

5.  Summary of Non-consolidated Financial Results
for the Six Months Ended September 30, 2002
(Prepared in Accordance with Japanese GAAP)

November 28, 2002

KONAMI CORPORATION

Stock code number:	9766

Shares listed:	Tokyo Stock Exchange, Osaka Securities Exchange, New York Stock Exchange, London Stock Exchange and Singapore Exchange

Address of head office:	Tokyo, Japan

Representative:	Kagemasa Kozuki, Representative Director and CEO

Contact:	Noriaki Yamaguchi, Representative Director and CFO (Phone: 03-5220-0163)

URL:	http://www.konami.com

Date of Board Meeting to approve the financial results:	November 28, 2002

Date of commencement of interim dividend payment:	November 29, 2002

Adoption of interim dividend system:	Yes

Adoption of unit trading system:	Yes (1 unit: 100 shares)

1.    Financial Results for the Six Months Ended September 30, 2002

(1)  Results of Operations

	(Figures truncated)
	Net revenues (¥ million)	Year-on-year change (%)	Operating income (¥ million)	Year-on-year change (%)	Ordinary income (¥ million)	Year-on-year change (%)
Six months ended September 30, 2002	¥54,433	19.2	¥4,740	22.1	¥5,701	35.3
Six months ended September 30, 2001	45,682	(31.3)	3,882	(74.8)	4,214	(72.6)

Year ended March 31, 2002	123,283	N/A	11,083	N/A	11,792	N/A

	Net income (¥ million)	Year-on-year change %	Net income per share (¥)
Six months ended September 30, 2002	¥3,909	81.9	¥31.91
Six months ended September 30, 2001	2,149	(75.5)	16.69

Year ended March 31, 2002	8,675	N/A	67.96

Notes:
1. Weighted-average common shares outstanding
Six months ended September 30, 2002:	122,503,419	shares
Six months ended September 30, 2001:	128,737,488	shares
Year ended March 31, 2002:	127,647,120	shares

2.	Change in accounting policies: None
3.	Change (%) of net revenues, operating income, ordinary income and net income represents the percentage change of the increase or decrease compared to the same period of the previous year.

5

(2)    Dividends

	Cash dividends per share
	Interim (¥)	Annual (¥)

Six months ended September 30, 2002	¥19.00	—
Six months ended September 30, 2001	27.00	—

Year ended March 31, 2002	—	¥54.00

(3)    Financial Position

	Total assets (¥ million)	Total shareholders’ equity (¥ million)	Equity-assets ratio (%)	Total shareholders’ equity per share (¥)

September 30, 2002	¥190,493	¥122,271	64.2	¥1,014.80
September 30, 2001	210,911	144,525	68.5	1,122.63

March 31, 2002	208,896	132,573	63.5	1,065.01

Notes:
Number of shares outstanding
September 30, 2002:	120,488,459	shares
September 30, 2001:	128,737,431	shares
March 31, 2002:	124,479,815	shares

Number of treasury stock
September 30, 2002:	8,249,107	shares
September 30, 2001:	135	shares
March 31, 2002:	4,257,751	shares

2.    Financial Forecast for the Year Ending March 31, 2003

	Net revenues (¥ million)	Ordinary income (¥ million)	Net income (¥ million)	Cash dividends per share
				Year-end (¥)	Annual (¥)
Year ending March 31, 2003	N/A	N/A	N/A	¥35.00	¥54.00

Notes:
1.	Non-consolidated financial forecast for the year ending March 31, 2003 is not disclosed.
2.	Annual cash dividends per share may change depending on the consolidated net income for the year, since the targetedtotal amount of cash dividends is 30% or more ofconsolidated net income.

6

FOR IMMEDIATE RELEASE

November 28, 2002

KONAMI CORPORATION
2-4-1 Marunouchi Chiyoda-ku Tokyo, Japan
Kagemasa Kozuki
Representative Director and CEO
Ticker 9766 at TSE1
Contact: Noriaki Yamaguchi
Representative Director and CFO
Tel: +81-3-5220-0163

Revised Forecast of Dividend for the Year Ending March 31, 2003

Konami Corporation’s Board of Directors decided on November 28, 2002, to revise the forecast of interim and year-end dividends per share for the year ending March 31, 2003 as described below.

1.	Reasons for the Revision

Forecast of interim and year-end dividends per share for the year ending March 31, 2003 announced on May 9, 2002 has been revised based on our shareholder-oriented policy as equivalent to those of the previous fiscal year.

2.	Revised Forecast of the Dividend

(yen)

	Interim	Year-end	Annual
Previous Forecast Announced on May 9, 2002	¥9.0	¥9.0	¥18.0
Revised Forecast	19.0	35.0	54.0

3.	Reference

(yen)

	Interim	Year-end	Annual
Dividends Paid for Previous Fiscal Year	¥27.0	¥27.0	¥54.0

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this press release with respect to Konami’s current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about the future performance of Konami. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our video game software business, card game business and gaming machine business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our health and fitness business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of contingencies.

Consolidated Financial Results
for the Six Months Ended September 30, 2002
(Prepared in Accordance with U.S. GAAP)

November 28, 2002

KONAMI CORPORATION

Address:	4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan
Stock code number:	9766
URL:	http://www.konami.com
Shares listed:	Tokyo Stock Exchange, Osaka Securities Exchange, New York Stock Exchange, London Stock Exchange and Singapore Exchange
Representative:	Kagemasa Kozuki, Representative Director and CEO
Contact:	Noriaki Yamaguchi, Representative Director and CFO (Phone: 03-5220-0163)
Date of Board Meeting to approve the financial results:	November 28, 2002
Adoption of U.S. GAAP:	Yes

Note: Financial information presented herein was not audited by independent public accountants.

1.    Consolidated Financial Results for the Six Months Ended September 30, 2002

(Amounts are rounded to the nearest million)

(1)    Consolidated Results of Operations

	(Millions of yen, except per share data)
	Net revenues	Operating income	Income before income taxes, minority interest and equity in net income of affiliated companies
Six months ended September 30, 2002	¥113,195	¥10,165	¥10,150
Six months ended September 30, 2001	—	—	—

Year ended March 31, 2002	225,580	18,087	22,678

		Net income	Diluted net income
	Net income	per share (yen)	per share (yen)
Six months ended September 30, 2002	¥4,368	¥35.66	—
Six months ended September 30, 2001	—	—	—

Year ended March 31, 2002	11,402	89.32	—

Notes:

1.	Equity in net income of affiliated companies
	Six months ended September 30, 2002:	¥644	million
	Six months ended September 30, 2001:	—	million
	Year ended March 31, 2002:	¥755	million
2.	Weighted-average common shares outstanding
	Six months ended September 30, 2002:	122,503,419	shares
	Six months ended September 30, 2001:	—	shares
	Year ended March 31, 2002:	127,647,120	shares
3.	Change in accounting policies: None
4.	Net income per share was prepared in accordance with Statement of Financial Accounting Standard (SFAS) No. 128 “Earnings per Share”.
5.
The six months ended September 30, 2002 was the first period in which Konami prepared its interim consolidated financial statements in accordance with U.S. GAAP. Therefore U.S. GAAP consolidated financial information for the six months ended September 30, 2001 is not available. However, figures for the year ended March 31, 2002 presented herein have been prepared in accordance with U.S. GAAP.

(2)    Consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total assets	Total shareholders’ equity	Equity-assets ratio	Total shareholders’ equity per share (yen)
September 30, 2002	¥305,386	¥125,234	41.0%	¥1,039.38
September 30, 2001	—	—	—	—

March 31, 2002	328,091	134,990	41.1%	1,084.44

Note:

Number of shares outstanding
September 30, 2002:	120,488,459 shares
September 30, 2001:	— shares
March 31, 2002:	124,479,815 shares

(3)    Consolidated Cash Flows

	(Millions of yen)
	Net cash provided by (used in)			Cash and cash equivalents at end of period
	Operating activities	Investing activities	Financing activities
Six months ended September 30, 2002	¥6,835	¥(2,881)	¥(17,504)	¥61,547
Six months ended September 30, 2001	—	—	—	—

Year ended March 31, 2002	11,119	(16,024)	12,613	75,188

(4)    Number of Consolidated Subsidiaries and Companies Accounted for by the Equity Method

Number of consolidated subsidiaries:	32
Number of affiliated companies accounted for by the equity method:	4

(5)    Changes in Reporting Entities

Number of consolidated subsidiaries added:	1
Number of consolidated subsidiaries removed:	6

2.    Consolidated Financial Forecast for the Year Ending March 31, 2003

	(Millions of yen)
	Net revenues	Operating income	Income before income taxes, minority interest and equity in net income of affiliated companies	Net income
Year ending March 31, 2003	¥245,000	¥25,000	¥24,500	¥11,500

Note:

Expected net income per share for the year ending March 31, 2003 is ¥95.44.

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this report with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our video game software business, card game business and gaming machine business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our health and fitness business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of contingencies.

1.    Organizational Structure of the Konami Group

The Konami Group is a collection of companies with global operations in the entertainment industry and is comprised of KONAMI CORPORATION (the “Company”), 32 consolidated subsidiaries and 4 equity method affiliates.

The Company, its subsidiaries and affiliated companies are categorized into business segments according to their operations as stated below.

Business segment categorization is based on the same criteria explained in the segment information notes to the consolidated financial statements.

Business Segments		Major Companies

Consumer Software (CS)
Domestic
The Company (Note 4, 9), Konami Marketing, Inc. (*2, *3)
Konami Computer Entertainment Osaka, Inc.
Konami Computer Entertainment Tokyo, Inc.
Konami Computer Entertainment Japan, Inc.
Konami Computer Entertainment Studios, Inc.
Konami School, Inc. (*1, Note 4)
Konami Mobile & Online, Inc.
HUDSON SOFT CO., LTD. (*5), Genki Co., Ltd. (*5)
Three other companies (*5, Note 7)

	Overseas (*4)	Konami of America, Inc., Konami of Europe GmbH Konami Marketing (Asia) Ltd. Konami Software Shanghai, Inc., One other company
Toy & Hobby (T&H) or former Character Products (CP) (Note 5)
	Domestic	The Company (Note 4, 9), Konami Marketing, Inc. (*2, *3) Konami Music Entertainment, Inc.
	Overseas (*4)	Konami of America, Inc. Konami Marketing (Asia) Ltd.
Amusement Content (AC)
	Domestic	The Company (Note 4, 9), Konami Marketing, Inc. (*2, *3) Konami Sports Life Corporation Konami Parlor Entertainment, Inc., One other company
	Overseas (*4)	Konami of America, Inc. Konami Amusement of Europe Ltd. Konami Marketing (Asia) Ltd.
Gaming Content (GC)
	Domestic	The Company (Note 4, 9), Konami Marketing, Inc. (*2, *3) Konami Parlor Entertainment, Inc. (Note 6) One other company (Note 6)
	Overseas	Konami Gaming, Inc. Konami Australia Pty Ltd., One other company
Health & Fitness (H&F) or former Health and Fitness (HF) (Note 5)
	Domestic	Konami Sports Corporation(Note 3, 8) Konami Olympic Sports Club Corporation(Note 3) Two other companies (Note 8)
Other
	Domestic	Konami Capital, Inc. (Note 9), Konami Service, Inc. TAKARA CO., LTD. (*5), One other company
	Overseas	Three other companies

Notes:

1.	Companies that have multiple business segments are included in each segment in which they operate.

2.	Primary changes in major companies for the six months ended September 30, 2002 are as follows:

(*1)
Konami Computer Entertainment School, Inc. merged with Roppongi Monitoring Center, Inc. on May 1, 2002 for the purpose of improving the efficiency of their operations and changed its company name to Konami School, Inc.

(*2)
Konami Amusement Operation, Inc. transferred its amusement facility operation business to its new wholly-owned subsidiary KAO Co., Ltd. on May 11, 2002. Konami Amusement Operation, Inc. then sold all shares in KAO Co., Ltd. to Amlead Co., Ltd. on May 13, 2002.

(*3)	Konami Marketing, Inc. merged with Konami Style.com Japan, Inc. and Konami Amusement Operation, Inc. to improve the efficiency of their operations on August 1, 2002.

(*4)	Konami (Singapore) Pte. Ltd. and Konami Corporation of Korea were dissolved in August 2002 and September 2002, respectively.

(*5)	These are equity method affiliates.

3.	Konami Sports Corporation merged with Konami Olympic Sports Club Corporation on October 1, 2002 to improve the efficiency of their operations.

4.
The education business of Konami School, Inc., which used to be included in the CS segment, was transferred to the Other segment as of October 1, 2002 in order to develop human resources in the whole Konami group, while its debugging operations for video game software remains included in the CS segment. Also, the Company plans to take over the debugging business of Konami School, Inc. by acquisition following a corporate split on January 1, 2003.

5.	The Character Products (CP) segment and the Health and Fitness (HF) segment changed their names to Toy & Hobby (T&H) and Health & Fitness (H&F), respectively, on October 1, 2002.

6.	Konami Parlor Entertainment, Inc. and Konami Parlor Research, Inc. changed their company names to KPE, Inc. and KPR, Inc., respectively, on November 11, 2002.

7.	Konami Computer Entertainment Kobe, Inc. and Konami Computer Entertainment Nagoya, Inc. are scheduled to be dissolved in December 2002.

8.	Konami Sports Corporation plans to merge with Konami Sports Plaza, Inc. on January 1, 2003 in order to improve the efficiency of their operations.

9.
The Company plans to take over the financial service business, such as arrangement of intercompany loans, of its wholly-owned subsidiary Konami Capital, Inc. by acquisition following a corporate split on February 1, 2003. Konami Capital, Inc. will then concentrate on its real estate management business.

Business Organization

End-users and Customers
Domestic
Overseas
(Sales via Internet)
Merchandise and products
Merchandise and products
Konami Marketing, Inc.
Merchandise and products
Konami Corporation
CS Business
(Production, manufacture and sales)
Konami Computer Entertainment Osaka, Inc.
Konami Computer Entertainment Tokyo, Inc.
Konami Computer Entertainment Japan, Inc.
Konami Computer Entertainment Studio, Inc.
Konami Mobile & Online, Inc.
HUDSON SOFT CO., LTD
Genki Co., Ltd., three other companies
Merchandise, products and contents
CS Division
Merchandise, products and contents
(Production, manufacture and sales)
Konami of America, Inc.
Konami of Europe GmbH
Konami Marketing (Asia) Ltd.
Konami Software Shanghai, Inc.
one other company
(Training and education for digital creators)
Konami School, Inc.
T&H Business (former CP Business)
(Production)
Konami Music Entertainment, Inc.
Contents
T&H Division
(former CP Division)
Merchandise and products
(Sales)
Konami of America, Inc.
Konami Marketing (Asia) Ltd.
AC Business
Merchandise, products and contents
(Manufacture and sales)
Konami Sports Life Corporation
AC Division
Merchandise and products
(Production, manufacture and sales)
Konami of America, Inc.
Konami Amusement of Europe, Ltd.
Konami Marketing (Asia) Ltd.
(Production, manufacture and sales)
Products
Konami Parlor Entertainment, Inc.
one other company
GC Business
(Production, manufacture and sales)
Products
Konami Parlor Entertainment, Inc.
one other company
GC Division
Merchandise and products
(Production, manufacture and sales)
Konami Gaming, Inc.
Konami Australia Pty Ltd.
one other company
H&F Business (former HF Business)
(Operation of health and fitness clubs)
Konami Sports Corporation
Konami Olympic Sports Club Corporation
two other companies
Contents
Other
(Logistics, real estate management and financial services)
Konami Capital, Inc.
Konami Service, Inc
TAKARA CO., LTD., one other company
(Management of overseas businesses)
Konami Corporation of America
Konami Corporation of Europe B.V.
Konami Asia (Singapore) Pte. Ltd.

2.    Management Policy

1.    Management Policy

In addition to our management policy of putting our primary priority on shareholders, we aim to maintain a healthy relationship with all the stakeholders including shareholders and to make wide range of social contributions as a good corporate citizen.

Management policy of putting primary priority on shareholders

Our management policy of putting our primary priority on shareholders is expressed in two ways. One is to continuously increase and improve shareholder value = corporate value = market capitalization and the other is to provide stable dividends as means to return profit to shareholders. We strive to realize our targets of consolidated return on equity of 15% through optimum utilization of management resources. “Adaptation to Global Standards”, “Maintaining Fair Competition” and “Pursuit of High Profit” are the keywords of our management policy.

Healthy relationship with stakeholders and social contributions as a good corporate citizen

Aiming to maintain a healthy relationship with shareholders, investors, end-users, suppliers, employees and the community in general, we promote disclosure of information and social contribution by supporting a wide range of activities that promote education, sports and culture.

We aim to be an entertainment enterprise that achieves continuous expansion and the respect of society.

2.    Profit Appropriation Policy

We consider providing stable cash dividends and increasing and improving corporate value as important to return income to shareholders and aim to do so at levels of more than 30% of consolidated net income. Accumulated earnings will be used to invest in potentially profitable business fields to strengthen our growth potential and competitiveness.

3.    Medium to Long-term Strategies and Company Priorities

Consumers are becoming more and more diversified in their tastes for and selective about “Entertainment”, while the fields of games, toys movies, music, sports, education, publishing and communications are further merging and overlapping with each other in the entertainment industry. In such an environment, the competition among companies has intensified, and so we believe that innovative and diversified corporate strategy and further reinforcement of the corporate structure supporting such a strategy are required for a company to maintain its capacity to grow continuously. Thus, we are committed to further increase our production, marketing and financial resources and by doing so will place top priority on enhancing our brand value.

Reinforcement of corporate structure

We realized our long-cherished desire of listing on the New York Stock Exchange on September 30, 2002. We will continue to pursue our purposes of listing, which were to expand business operations in the U.S., increase the number of U.S. shareholders and enhance convenience for investors. In addition, we endeavor to obtain further trust from stakeholders by building a stronger management system and enhancing fair disclosure.

As for brand value, we will establish and increase brand value by shifting our orientation from marketing to branding.

As for human resources development, we will continue to nurture leadership and enhance management control capacity through our Leadership Development Program which was launched this year.

3.    Business Performance and Financial Position

The six months ended September 30, 2002 was the first period in which we prepared our interim consolidated financial statements in accordance with U.S. GAAP. Therefore, U.S. GAAP consolidated financial information for the six months ended September 30, 2001 is not available. However, figures for the year ended March 31, 2002 presented herein have been prepared in accordance with U.S. GAAP.

1.    Business Review

Overview

Although the Japanese economy has improved somewhat due to increased exports, concern remains regarding the possibility of a downturn due to the leveling off of individual consumption and corporate earnings, concern about the future of the U.S. economy and the serious decline of domestic stock prices.

With respect to the entertainment industry in which we operate, sales of PlayStation 2 grew most significantly among the full line-up of next generation video game software platforms. Sales of soccer game software were robust due to the continuation of the recent soccer boom in Japan.

We performed well for the six months ended September 30, 2002 due to the following reasons: WORLD SOCCER WINNING ELEVEN 6, a home video game software title, sold over one million copies; the card game and video game software titles of Yu-Gi-Oh! became hits in the U.S.; MICRO iR products, which are high-technology toys, are gaining market acceptance; e-AMUSMENT products, which are amusement arcade games that allow players to compete directly with players in other arcade game locations via an on-line amusement connection, are developing well; and gaming machines in the overseas market achieved healthy sales. We engaged in more effective sales promotion activities by jointly presenting the products of four group companies (Konami, Takara Co., Ltd., Hudson Soft Co., Ltd. and Genki Co., Ltd.) at the Tokyo Game Show 2002 held in September 2002.

Aiming to achieve a more appropriate business portfolio and to better focus management resources, we decided to transfer our amusement arcade operations, which had been conducted by Konami Amusement Operation, Inc. to test market preferences, to AmLead Co., Ltd. Also, Konami Sports Corporation unveiled a new style of sports clubs membership to improve customer convenience by introducing a new nationwide membership system that allows customers to use of all its sports clubs nationwide through a “single card system”.

We transferred our headquarters to Marunouchi, Tokyo in August 2002, and listed on the New York Stock Exchange on September 30, 2002.

As a result of the fast-paced business expansion and efforts to create products and services that meet customer needs explained above, consolidated net revenues for the six months ended September 30, 2002 were ¥113,195 million, and consolidated operating income was ¥10,165 million, and net income was ¥4,368 million for the same period. Dividends for the six months ended September 30, 2002 were ¥19 per share (consolidated payout ratio: 52.4%).

Performance by business segment

Summary of net revenues by business segment:

Millions of Yen
Six months ended September 30, 2002
Consumer Software (CS)	¥35,398
Toy & Hobby (T&H)	19,444
Amusement Content (AC)	18,609
Gaming Content (GC)	8,415
Health & Fitness (H&F)	38,139
Other	2,703
Less: Intersegment revenues	(9,513)

Consolidated net revenues	¥113,195

Note:

The Character Products (CP) segment and the Health and Fitness (HF) segment changed their names to Toy & Hobby (T&H) and Health & Fitness (H&F), respectively, on October 1, 2002.

The CS segment released WORLD SOCCER WINNING ELEVEN 6 for the PlayStation 2 in April 2002, which became a hit shipping more than 1.1 million copies over the six months ended September 30, 2002. JIKKYO POWERFUL PRO BASEBALL 9 for both the PlayStation 2 and the Game Cube released in July 2002 shipped more than 500,000 copies. Shipments of SUIKODEN III for the PlayStation 2, a role-playing game, also released in July 2002, reached more than 350,000 copies. For the GameBoy Advance, shipments of Yu-Gi-Oh! Duel Monsters 7: The Duelcity Legend reached 300,000 copies, and HIKARU NO GO 2 and TENNIS NO OHJISAMA also experienced significant sales growth. HIKARU NO GO: HEIAN GENSO IBUNROKU and CAPTAIN TSUBASA: ARATANARU DENSETSU JOSHO released for the PlayStation generated favorable sales.

Yu-Gi-Oh! Dark Duel Stories for the GameBoy Color in the U.S. and Yu-Gi-Oh! FORBIDDEN MEMORIES for the PlayStation released in the overseas market became hits selling more than 1.2 million copies altogether. As a result, consolidated revenues of the CS segment were ¥35,398 million.

The T&H (former CP) segment maintained solid sales of the Yu-Gi-Oh! Official Card Game series. The video game software of the Yu-Gi-Oh! series achieved significant sales growth in North America as a result of synergies with the cartoon TV program. The release of a new Yu-Gi-Oh! series card game helped us to maintain a high level of domestic sales as well. Electronic toys such as Combat DigiQ, a new product of the MICRO iR series, also achieved robust sales. Candy Toys, which enjoy popularity for their high quality figures, especially the SF Movie Selection: Thunderbirds series achieved more than two million sales, which gave them a dominant position in the market. As a result, consolidated revenues of the T&H segment were ¥19,444 million.

The AC segment introduced its first e-AMUSEMENT product for amusement arcades, MAH-JONG FIGHT CLUB, which continued to be popular. Sales of the pop’n music series and Beatmania series, which are music simulation games, remained strong. The WORLD SOCCER Winning Eleven Arcade Game Style arcade game that was adapted from the popular home video game, WORLD SOCCER WINNING ELEVEN, was also well received by the market.

The health entertainment business continued to focus on expanding distribution of existing products such as Dance Dance Revolution FAMIMAT and MARTIAL BEAT, a fitness action game that uses popular martial arts. MARTIAL BEAT 2, the first game with the ability to measure physical strength was released in September 2002.

The LCD unit business’s results declined compared with that of the same period of the previous year because sales to main customers were affected by the World Cup Soccer tournament. As a result, consolidated revenues of the AC segment were ¥18,609 million. During the second half of the fiscal year ending March 31, 2003, we aim to continue to introduce distinct and appealing products.

The GC segment contributed to total sales with token-operated products that continue to be popular such as GI-WINNING SIRE, the latest large-scale token-operated horse racing game in the GI series which has a realistic “right there in the midst of it” feel, and FORTUNE ORB, a large-sized “penny-falls” game machine, popular for its entertaining stage effects. Magicparade, a single token-operated machine released in September, also achieved favorable sales. With respect to our overseas gaming business, the installed base of video slot machines has been increasing in line with a more diverse line up of products. As a result, sales of our products are improving steadily in Nevada and the mid-west region of the U.S. Also, a casino management system was delivered to new customers in September 2002. The combination of WILD FIRE, a standalone progressive game with gaming contents has been well-received in Australia. We have acquired gaming licenses in all Australian states, and sales in Queensland, Victoria, and New South Wales were especially strong. As a result, consolidated revenues of the GC segment were ¥8,415 million.

The H&F (former HF) segment actively expanded the number of newly-open facilities by opening 14 facilities under its direct management including Moriguchi (Osaka), Funabashi (Chiba), Nishifunabashi (Chiba), and Sannomiya (Hyogo), which is the first facility to operate 24 hours a day. We also expanded operations by moving existing facilities to better locations in the same neighborhood or by acquiring facilities that had been operated by other companies.

In a move to strengthen brand recognition of our Eg-zas clubs, we decided to integrate and operate our Sele and Freizeit clubs under the Eg-zas brand from April 1, 2002. In order to capitalize on the advantage of operating a large number of club locations, we are introducing a membership system that can be used at all facilities in our dominant area, Chiba prefecture, and another membership system that can be used at all Eg-zas and GRANCISE clubs nationwide.

Service revenues also improved due to the fact that Konami Sports Corporation began consolidating the results of its subsidiary, Daiei Olympic Sports Club, Inc. (currently Konami Olympic Sports Club Corporation), since February 2002. As a result, the consolidated revenues of the H&F segment were ¥38,139 million.

Consolidated revenues for the Other segment were ¥2,703 million.

2.    Financial Position

Overview

Millions of Yen
Six months ended September 30, 2002
Net cash provided by operating activities	¥6,835
Net cash used in investing activities	(2,881)
Net cash used in financing activities	(17,504)
Effect of exchange rate changes on cash and cash equivalents	(91)
Net decrease in cash and cash equivalents	(13,641)
Cash and cash equivalents at September 30, 2002	61,547

Cash flows from operating activities:

Net cash provided by operating activities amounted to ¥6,835 million for the six months ended September 30, 2002. This was primarily due to net income of ¥4,368 million, depreciation expense of ¥5,909 million and a decrease in trade receivables, mainly at the CS segment, of ¥9,610 million, with income taxes of ¥12,839 million paid for the previous fiscal year, an increase in inventories of ¥2,390 million and a decrease in trade payables of ¥2,243 million.

Cash flows from investing activities:

Net cash used in investing activities amounted to ¥2,881 million for the six months ended September 30, 2002. This resulted primarily from acquisitions of property and equipment, which was due mainly to an active increase in new club locations of the H&F (former HF) segment, with proceeds from the sale of subsidiary shares of ¥2,081 million and proceeds from the sale of property and equipment of ¥1,098 million.

Cash flows from financing activities:

Net cash used in financing activities amounted to ¥17,504 million for the six months ended September 30, 2002. This was primarily due to our purchases of treasury stock of ¥10,648 million and a payment of dividends of ¥3,769 million.

3.    Outlook for Fiscal Year Ending March 31, 2003

The CS segment expects to release branded popular titles like World Soccer Winning Eleven 6 Final Evolution and Yu-Gi-Oh! Duel Monsters 8 in Japan, Yu-Gi-Oh! THE ETERNAL DUELIST SOUL and CONTRA: SHATTERED SOLDIER in the U.S., and Pro Evolution Soccer2 in Europe.

The T&H segment expects to release new Yu-Gi-Oh! card games, which are gaining successful market acceptance in the U.S. resulting from an effective media mix promotion. It also hopes to introduce the product in Europe with the aim of making it a global hit. The division also plans to expand the value added product line-up of MICRO iR, which are advanced-technology toys.

The AC segment will develop new products that have features to promote the keyword of “live communication”.

The GC segment will expand distribution of our gaming business in North America, introduce link progressive games, and increase the line-up of software supporting existing machines.

At the H&F segment, Konami Sports Corporation merged with its subsidiary Konami Olympic Sports Club Corporation in October 2002. The H&F segment aims to improve efficiency and acquire one million members by improving member services and convenience.

As for the whole group, each business segment will, having “Pursuit of High Profit” in mind, make efforts to provide high-quality products and services, which target consumer needs. Consolidated results for the year ending March 31, 2003 are expected as follows: ¥245,000 million of net revenues; ¥25,000 million of operating income; ¥24,500 million of income before income taxes, minority interest and equity in net income of affiliated companies; and ¥11,500 million of net income.

A total annual dividend of ¥54 per share, which consists of an interim dividend of ¥19 per share and a year-end dividend of ¥35 per share (consolidated payout ratio: 56.6%), is expected to be paid for the year ending March 31, 2003.

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this report with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our video game software business, card game business and gaming machine business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our health and fitness business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of contingencies.

4.    Consolidated Financial Statements

(1)    Consolidated Balance Sheets (Unaudited)

	Millions of Yen				Thousands of U.S. Dollars
	September 30, 2002		March 31, 2002		September 30, 2002
		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥61,547		¥75,188		$502,015
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥611 million ($4,984 thousand) and ¥636 million at September 30, 2002 and March 31, 2002, respectively	23,938		34,275		195,253
Inventories	18,280		15,990		149,103
Deferred income taxes, net	10,384		9,708		84,698
Prepaid expenses and other current assets	6,847		6,894		55,848

Total current assets	120,996	39.6	142,055	43.3	986,917
PROPERTY AND EQUIPMENT, net	43,283	14.2	43,562	13.3	353,042
INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	169		204		1,378
Investments in and advances to affiliates	13,961		13,459		113,874
Identifiable intangible assets	58,387		60,169		476,240
Goodwill	37,150		36,825		303,018
Lease deposits	23,604		24,654		192,529
Other assets	7,836		7,163		63,915

Total investments and other assets	141,107	46.2	142,474	43.4	1,150,954

TOTAL ASSETS	¥305,386	100.0	¥328,091	100.0	$2,490,913

See accompanying notes to consolidated financial statements

	Millions of Yen				Thousands of U.S. Dollars
	September 30, 2002		March 31, 2002		September 30, 2002
		%		%
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	¥13,401		¥10,948		$109,306
Current portion of long-term debt and capital lease obligations	2,046		4,751		16,688
Trade notes and accounts payable	18,043		20,292		147,170
Income taxes payable	6,878		13,224		56,101
Accrued expenses	16,391		21,120		133,695
Deferred revenue	5,464		3,866		44,568
Other current liabilities	5,719		5,347		46,648

Total current liabilities	67,942	22.3	79,548	24.2	554,176
LONG-TERM LIABILITIES:
Long-term debt and capital lease obligations, less current portion	48,331		48,031		394,217
Accrued pension and severance costs	2,579		2,607		21,036
Deferred income taxes, net	22,600		22,986		184,339
Other long-term liabilities	3,891		4,013		31,737

Total long-term liabilities	77,401	25.3	77,637	23.7	631,329
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	34,809	11.4	35,916	11.0	283,923
SHAREHOLDERS’ EQUITY:
Common stock, no par value- Authorized 450,000,000 shares; issued 128,737,566 shares at September 30, 2002 and March 31, 2002	47,399	15.5	47,399	14.4	386,615
Additional paid-in capital	46,736	15.3	46,736	14.2	381,207
Legal reserve	2,163	0.7	2,163	0.7	17,643
Retained earnings	54,157	17.7	53,149	16.2	441,738
Accumulated other comprehensive income	430	0.2	546	0.2	3,507

Total	150,885	49.4	149,993	45.7	1,230,710
Treasury stock, at cost- 8,249,107 shares and 4,257,751 shares at September 30, 2002 and March 31, 2002, respectively	(25,651)	(8.4)	(15,003)	(4.6)	(209,225)

Total shareholders’ equity	125,234	41.0	134,990	41.1	1,021,485
COMMITMENTS AND CONTINGENCIES	—		—		—

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	¥305,386	100.0	¥328,091	100.0	$2,490,913

See accompanying notes to consolidated financial statements

(2)    Consolidated Statements of Income (Unaudited)

	Millions of Yen				Thousands of U.S. Dollars
	Six months ended September 30, 2002		Year ended March 31, 2002		Six months ended September 30, 2002
		%		%
NET REVENUES:
Product sales revenue	¥75,209		¥165,154		$613,450
Service revenue	37,986		60,426		309,837

Total net revenues	113,195	100.0	225,580	100.0	923,287

COSTS AND EXPENSES:
Costs of products sold	43,726		104,192		356,656
Costs of services rendered	33,486		50,459		273,132
Selling, general and administrative	25,818		52,842		210,587

Total costs and expenses	103,030	91.0	207,493	92.0	840,375

Operating income	10,165	9.0	18,087	8.0	82,912

OTHER INCOME (EXPENSES):
Interest income Interest expense	169 (443)		244 (767)		1,378 (3,613)
Gain on sale of subsidiary shares	552		4,655		4,502
Other, net	(293)		459		(2,390)

Other income (expenses), net	(15)	0.0	4,591	2.1	(123)

INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	10,150	9.0	22,678	10.1	82,789
INCOME TAXES:
Current	6,455		17,276		52,651
Deferred	(1,243)		(5,609)		(10,139)

Total	5,212	4.6	11,667	5.2	42,512
INCOME BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	4,938	4.4	11,011	4.9	40,277
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	1,214	1.1	364	0.1	9,902
EQUITY IN NET INCOME OF AFFILIATED COMPANIES	644	0.6	755	0.3	5,253

NET INCOME	¥4,368	3.9	¥11,402	5.1	$35,628

PER SHARE DATA:	Yen		U.S. Dollars
	Six months ended September 30, 2002	Year ended March 31, 2002	Six months ended September 30, 2002
Basic and diluted net income per share	¥35.66	¥89.32	$0.29

Weighted-average common shares outstanding	122,503,419	127,647,120

See accompanying notes to consolidated financial statements

(3)    Consolidated Statements of Shareholders’ Equity and Accumulated Other Comprehensive Income (Unaudited)

	Millions of Yen
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock, at Cost	Total Shareholders’ Equity
Balance at March 31, 2001	¥47,399	¥46,736	¥1,770	¥49,220	¥26	—	¥145,151
Net income				11,402			11,402
Cash dividends, ¥54.0 per share				(7,080)			(7,080)
Net unrealized losses on available-for-sale securities					(189)		(189)
Foreign currency translation adjustments					709		709
Reissuance of treasury stock						3	3
Repurchase of treasury stock						(15,006)	(15,006)
Transfer from retained earnings			393	(393)			—

Balance at March 31, 2002	47,399	46,736	2,163	53,149	546	(15,003)	134,990
Net income				4,368			4,368
Cash dividends, ¥ 27.0 per share				(3,360)			(3,360)
Net unrealized losses on available-for-sale securities					97		97
Foreign currency translation adjustments					(213)		(213)
Repurchase of treasury stock						(10,648)	(10,648)

Balance at September 30, 2002	¥47,399	¥46,736	¥2,163	¥54,157	¥430	¥(25,651)	¥125,234

	Thousands of U.S. Dollars
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock, at Cost	Total Shareholders’ Equity
Balance at March 31, 2002	$386,615	$381,207	$17,643	$433,515	$4,453	$(122,374)	$1,101,059
Net income				35,628			35,628
Cash dividends, $0.22 per share				(27,405)			(27,405)
Net unrealized losses on available-for-sale securities					791		791
Foreign currency translation adjustments					(1,737)		(1,737)
Repurchase of treasury stock						(86,851)	(86,851)

Balance at September 30, 2002	$386,615	$381,207	$17,643	$441,738	$3,507	$(209,225)	$1,021,485

See accompanying notes to consolidated financial statements

(4)    Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen		Thousands of U.S. Dollars
	Six months ended September 30, 2002	Year ended March 31, 2002	Six months ended September 30, 2002
Cash flows from operating activities:
Net income	¥4,368	¥11,402	$35,628
Adjustments to reconcile net income to net cash provided by operating activities-
Depreciation and amortization	5,909	15,460	48,197
Provision for doubtful receivables	623	4,189	5,082
Loss on sale or disposal of property and equipment, net	612	924	4,992
Gain on sale of subsidiary shares	(552)	(4,655)	(4,502)
Equity in net income of affiliated companies	(644)	(755)	(5,253)
Minority interest	1,214	364	9,902
Deferred income taxes	(1,243)	(5,609)	(10,139)
Change in assets and liabilities:
Decrease (Increase) in trade notes and accounts receivable	9,610	(3,930)	78,385
Increase in inventories	(2,390)	(1,594)	(19,494)
Decrease in trade notes and accounts payable	(2,243)	(5,934)	(18,295)
Decrease in income taxes payable	(6,385)	(1,722)	(52,080)
Increase (decrease) in accrued expenses	(4,175)	2,305	(34,054)
Increase in deferred revenue	1,598	805	13,034
Other, net	533	(131)	4,347

Net cash provided by operating activities	6,835	11,119	55,750
Cash flows from investing activities:
Purchases of investments in affiliates	—	(8,115)	—
Purchases of investments in a subsidiary	(315)	—	(2,569)
Proceeds from sales of investments in subsidiaries	2,081	1,797	16,974
Capital expenditures	(4,886)	(8,095)	(39,854)
Proceeds from sales of property and equipment	1,098	444	8,956
Acquisition of new subsidiaries, net of cash acquired	—	692	—
Decrease in time deposits	517	90	4,217
Increase in lease deposits, net	(402)	(1,877)	(3,279)
Other, net	(974)	(960)	(7,944)

Net cash used in investing activities	(2,881)	(16,024)	(23,499)
Cash flows from financing activities:
Net increase (decrease) in short-term borrowings	2,615	(1,108)	21,330
Proceeds from long-term debt	—	45,230	—
Repayments of long-term debt	(2,486)	(13,172)	(20,277)
Principal payments under capital lease obligations	(1,207)	(2,407)	(9,845)
Net proceeds from issuance of common stock by a subsidiary	—	7,035	—
Dividends paid	(3,769)	(7,652)	(30,742)
Purchases of treasury stock by parent company	(10,648)	(15,006)	(86,851)
Purchases of treasury stock by subsidiaries	(1,782)	(194)	(14,535)
Other, net	(227)	(113)	(1,853)

Net cash provided by (used in) financing activities	(17,504)	12,613	(142,773)
Effect of exchange rate changes on cash and cash equivalents	(91)	667	(742)
Net increase (decrease) in cash and cash equivalents	(13,641)	8,375	(111,264)
Cash and cash equivalents, beginning of the period	75,188	66,813	613,279

Cash and cash equivalents, end of the period	¥61,547	¥75,188	$502,015

See accompanying notes to consolidated financial statements

Notes to Consolidated Financial Statements

1.    Accounting Principles, Accounting Procedures and Method for Presenting Interim Consolidated Financial Statements

The accompanying consolidated interim financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), including Accounting Principles Board Opinion (“APB”), Statement of Financial Accounting Standards (“SFAS”), Emerging Issues Task Force Consensus (“EITF”) and the American Institute of Certified Public Accountants Statement of Position (“SOP”). Konami Corporation (“Konami”) and its domestic subsidiaries maintain their books and records in conformity with accounting principles and practices generally accepted in Japan (“Japanese GAAP”), and its foreign subsidiaries in conformity with those of the country of their domicile. The consolidated financial statements presented herein have been prepared in a manner and reflect certain adjustments that are necessary to conform them with U.S. GAAP.

The significant differences between accounting principles, accounting procedures and method of presentation which are adopted by Konami and its subsidiaries and those in Japan are as follows. In addition to an explanation of the differences, the approximate amount of each effect on income before income taxes under Japanese GAAP is shown if it is material.

(a)    Effect of Business Combinations

Konami and its subsidiaries accounted for its business combinations initiated prior to June 30, 2001 using the purchase method of accounting in accordance with APB No. 16 “Business Combinations”. Acquisitions initiated after June 30, 2001 are accounted for in accordance with SFAS No. 141 “Business Combinations”. The purchase method of accounting under APB 16 and SFAS 141 requires recording of acquired assets, including identifiable intangible assets, and liabilities assumed at their respective estimated fair value at the date of acquisition.

Also, in accordance with SFAS No. 142 “Goodwill and Other Intangible Assets”, which was adopted by Konami and its subsidiaries on April 1, 2002 in its entirety, goodwill and certain acquired intangible assets are no longer subject to amortization but are subject to assessments for impairment based on fair value.

The differences between U.S. GAAP and Japanese GAAP therefore result from application of the purchase method of accounting and the differences in initial recognition and the subsequent amortization of goodwill and certain identifiable intangible assets. Effects of such differences on income before income taxes are an increase in income of ¥1,651 million ($13,467 thousand) related to cessation of goodwill amortization and a decrease of ¥1,613 million ($13,157 thousand) related to identifiable intangible assets for the six months ended September 30, 2002.

(b)    Long-lived Assets Basis Differences

Long-lived assets are carried at cost less applicable depreciation or amortization and impairment losses recognized. Recognition of impairment losses is required when events and circumstances indicate that the carrying amount of those long-lived assets will not be recoverable.

(c)    Accrued Pension and Severance Costs

Konami and its subsidiaries account for their pension plans in accordance with SFAS No. 87, “Employers’ Accounting for Pensions”. Certain of their plans havebeen determined to be a multiemployer defined benefit plan which requires recognition of net pension cost based on the amount of required contribution for the period.

(d)    Directors’ Bonuses

Directors’ bonuses are charged to earnings.

(e)    Software Development Costs

Konami and its subsidiaries account for software development costs for internal use in accordance with SOP 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”, which requires expensing of costs incurred during the preliminary planning stage as well as post-implementation stage, and capitalization of costs incurred during the application development stage.

(f)    Capital Leases

Konami and its subsidiaries capitalize all leased property meeting specified criteria under SFAS No. 13 “Accounting for Leases” as property and equipment based on the present value of the future minimum lease payments.

2.    Business and Organization

Konami was founded in 1969 and was incorporated under the laws of Japan in March 1973. Konami and its subsidiaries engage in production and sale of game software for home video game systems, game machines for installation in amusement arcades and other entertainment venues and other amusement-related products, and operation of health and fitness club facilities. The principal markets for Konami and its subsidiaries’ products are Japan, North America, Europe, Asia and Australia while all of its health and fitness club facility operationsare in Japan.

Substantially all of Konami and its subsidiaries’ revenues from video game software have historically been derived from sales of software for use on proprietary game platforms developed and manufactured by other manufacturers. Konami and its subsidiaries may only publish its games for use on the manufacturers’ game platforms if it receives a platform license from them, which is generally for an initial term of several years and may be extended for additional one-year terms. If Konami and its subsidiaries cannot obtain licenses to develop video game software from manufacturers of popular game platforms or if any of its existing license agreements are terminated, it will not be able to release software for those platforms, which may have a negative impact on its results of operations and profitability. To date, Konami and its subsidiaries have always obtained extensions or new agreements with the platform manufacturers. These licenses include other provisions such as approval rights by the manufacturers of all products and related promotional materials which could have an effect on Konami and its subsidiaries’ costs and the timing of release of new game titles.

In the United States, Canada and Australia, the manufacture and distribution of Konami and its subsidiaries’ gaming machines are subject to numerous federal, state and local regulations. In addition, Konami and its subsidiaries may be subject to regulation as a gaming operator if it enters into lease participation agreements under which it shares in the revenues generated by gaming machines. These regulations are constantly changing and evolving, and may curtail gaming in various jurisdictions in the future, which would decrease the number of jurisdictions from which Konami and its subsidiaries can generate revenues. Konami and its subsidiaries and their key personnel are subject to an extensive investigation before each jurisdictional gaming license is issued. Also, Konami and its subsidiaries’ gaming machines are subjected to independent testing and evaluation prior to approval from each jurisdiction. Generally, regulatory authorities have broad discretion when granting, renewing or revoking these game approvals and licenses.

3.    Translation into U.S. Dollars

The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which Konami is incorporated and principally operates. The U.S. dollar amounts included herein represent a translation using the mid price for telegraphic transfer of U.S. dollars for yen quoted by The Bank of Tokyo-Mitsubishi, Ltd. as of September 30, 2002 of ¥122.6 to $1 and are included solely for the convenience of the reader. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be converted into U.S. dollars at the above or any other rate.

4.    Summary of Significant Accounting Policies

(a) Consolidation Policy

The accompanying consolidated financial statements include the accounts of Konami and all of its majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(b)    Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with an initial maturity of three months or less.

(c)    Marketable Securities

Konami and its subsidiaries classify their debt and equity securities into one of the three categories: trading, available-for-sale, or held-to-maturity securities. Trading securities are bought and held primarily for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which Konami and its subsidiaries have the ability and intent to hold them until maturity. All securities not included in trading or held-to-maturity categories are classified as available-for-sale. Trading and available-for-sale securities whose fair values are readily determinable are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income until realized. Realized gains and losses from sale of available-for-sale securities are determined based on the average cost method. A decline in the market value of any available-for-sale security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Dividend income is recognized when earned. As of September 30, 2002 and March 31, 2002, all equity securities held by Konami are classified as available-for-sale.

(d)    Investments in Affiliates

For those investments in affiliates in which Konami’s voting interest is between 20% and 50% and it has the ability to exercise significant influence over the affiliate’s operations, the equity method of accounting is used. Under this method, the investment originally recorded at cost is adjusted to recognize Konami’s share of the net earnings or losses of the affiliates, including amortization of the excess of Konami’s cost over its percentage interest in the net assets of each affiliate. All significant intercompany profits from these affiliates have been eliminated.

Investments in non-marketable equity securities in which Konami’s ownership is less than 20% are carried at cost. A decline in the value of a non-marketable equity security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established.

(e)    Inventories

Inventories, consisting of merchandise for resale, finished products, work-in-process, raw materials and supplies, are stated at the lower of cost or market. Cost is determined by the first-in, first-out method for merchandise, by the specific identification method for software products, and by the average method for others.

(f)    Property and Equipment

Property and equipment are carried at cost. Depreciation is computed on the declining-balance method using estimated useful lives ranging from 3 to 50 years for buildings and structures and from 2 to 20 years for tools, furniture and fixtures. Equipment under capital leases is stated at the present value of minimum lease payments and is amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset, which ranged from 2 to 8 years.

Ordinary maintenance and repairs are expensed as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts and any differences are included in operating income or expenses.

(g)    Intangible Assets Other Than Goodwill

Under the provisions of SOP 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” Konami and its subsidiaries have capitalized costs associated with software systems for internal use, that have reached the application stage and meet recoverability tests as capitalized computer software. Such capitalized costs primarily include external direct costs utilized in developing or obtaining the applications. Capitalization of such costs ceases at the point in which the project is substantially complete and ready for its intended use, and the costs capitalized are amortized on a straight-line basis over the estimated useful life of each application, ranging from two to five years. Konami and its subsidiaries expense costs incurred during the preliminary project stage which include costs for making strategic decisions about the project, and determining performance and system requirements. Konami and its subsidiaries also expense costs incurred for internal-use software in the post-implementation stage such as training and maintenance costs.

Identifiable intangible assets represent intangible assets related to trademarks, membership lists, gaming licenses, existing technology, customer relationships and franchise contracts acquired in connection with acquisitions of subsidiaries. Intangible assets related to trademarks, gaming licenses, and franchise contracts are determined to have an indefinite useful life. Intangible assets with an indefinite life acquired prior to June 30, 2001 had been amortized using the straight-line method over 40 years in accordance with the requirements under APB No. 17, “Intangible Assets”. Intangible assets with an indefinite life acquired after June 30, 2001 have not been subject to amortization according to the non-amortization provisions of SFAS No. 142 which is discussed in (h) below. Intangible assets related to membership lists, existing technology, and customer relationships have been amortized over their estimated useful lives of 2 to 5 years. Konami and its subsidiaries have assessed these intangible assets for impairment as described in (h) and (i) below.

(h)    Goodwill

Goodwill represents the difference between the cost of acquired companies and amounts allocated to the estimated fair value of their net assets.

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, “Business Combinations,” which supercedes APB No. 16. SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for under the purchase method of accounting. In addition, SFAS No. 141 establishes criteria for the recognition of intangible assets separately from goodwill. Konami and its subsidiaries adopted SFAS No. 141 on June 30, 2001 and the adoption did not have a material effect on Konami and its subsidiaries’ results of operations, financial position or cash flows.

In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets”. Under SFAS No. 142, unamortized goodwill and certain other intangible assets are no longer subject to amortization over their useful lives, but are subject at least annually to assessments for impairment based on fair value. Goodwill and intangible assets acquired after June 30, 2001 are subject immediately to the non-amortization and amortization provisions of SFAS No. 142. Goodwill and other intangible assets acquired prior to June 30, 2001, were not subject to the non-amortization and amortization provisions until SFAS No. 142 was fully adopted by Konami and its subsidiaries on April 1, 2002. There was no transitional impairment charge of unamortized goodwill and intangible assets based on their fair value for any of the reporting units as of the April 1, 2002 measurement date. Konami and its subsidiaries expect that the adoption of SFAS No. 142 will have a significant impact on future operating results as income will increase as a result of reduced amortization expense.

Prior to the adoption of SFAS No. 142, the recoverability of goodwill was assessed according to SFAS No. 121 as described in (i) below.

Goodwill acquired prior to June 30, 2001 had been amortized on a straight-line basis over the estimated useful life of 20 years in accordance with the requirements under APB No. 17. Goodwill acquired after June 30, 2001 has not been subject to amortization according to the non-amortization provisions of SFAS No. 142.

(i)    Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

Konami and its subsidiaries’ long-lived assets are reviewed for impairment according to SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors Konami and its subsidiaries consider important which could trigger an impairment review include: significant underperformance relative to expected historical or projected future operating results; significant changes in the manner of the use of the acquired assets or the strategy for overall business; significant negative industry or economic trends; significant decline in the stock price of the acquired entity for a sustained period; and market capitalization of the acquired entity relative to its net book value. When it is determined that the carrying amount of assets to be held and used may not be recoverable based upon the existence of one or more of these indicators of impairment, recoverability is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS No. 144 supercedes SFAS No. 121, but retains SFAS No. 121’s fundamental provisions for (a) recognition and measurement of impairment of long-lived assets held and used and (b) measurements of long-lived assets disposed of by sale. SFAS No. 144 also supercedes Accounting Principle Board Opinion No. 30 “Reporting the Results of Operation—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” for segments of a business to be disposed of but retains APB No. 30’s requirement to report discontinued operations separately from continuing operations. SFAS 144 also extends reporting of discontinued operations to a part of a company that either has been disposed of or is classified as held for sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. Konami and its subsidiaries adopted SFAS No. 144 on April 1, 2002 and the adoption did not have a material effect on the results of operations, financial position or cash flows.

(j)    Derivative Financial Instruments

From time to time, Konami and its subsidiaries use certain derivative financial instruments to manage its foreign currency risks. Konami and its subsidiaries may enter into forward contracts to reduce its exposure to short-term (generally no more than one year) movements in exchange rates applicable to firm funding commitments that are denominated in currencies other than the Japanese yen.

Effective April 1, 2001, Konami and its subsidiaries adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 133, as amended, requires that all derivative instruments be reported on the balance sheet as either assets or liabilities measured at fair value. For derivative instruments designated and effective as fair value hedges, changes in the fair value of the derivative instrument and of the hedged item attributable to the hedged risk are recognized in earnings. For derivative instruments designated as cash flow hedges, the effective portion of any hedge is reported in other comprehensive income until it is recognized in earnings in the same period in which the hedged item affects earnings. Any amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of all hedges are reported in current earnings each period. Changes in fair value of derivative instruments that are not designated as a hedge are recorded each period in current earnings. If a derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the period of change. The adoption of SFAS 133 did not have a material impact on Konami and its subsidiaries’ consolidated financial position and results of operations. To date, there has been no derivative instrument designated as a hedge by Konami and its subsidiaries.

(k)    Severance and Retirement Plans

Konami and its domestic subsidiaries have defined benefit severance and retirement plans which are accounted for in accordance with SFAS No. 87, “Employers’ Accounting for Pensions.” It was not feasible to obtain actuarial information necessary to implement the standard as of the effective date as specified in the standard of April 1, 1989. Upon adoption, Konami and its subsidiaries recognized the entire amount of the transition obligation of ¥199 million as a direct deduction to beginning shareholders’ equity to reflect the effect of the retroactive adoption as of April 1, 1989.

(l)    Income Taxes

Konami and its subsidiaries account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” Under SFAS No. 109, deferred income taxes are recognized by the asset and liability method for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards, using enacted tax rates in effect for the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

(m)    Revenue Recognition

Konami and its subsidiaries derive revenue from primarily two sources: (i) product revenue, which includes packaged game software and other products, game machines and related equipment and components, and (ii) membership fee revenue from health and fitness club members.

Konami and its subsidiaries’ revenue recognition criteria are as follows:

Persuasive Evidence of an Arrangement.

For product sales, it is Konami and its subsidiaries’ customary practice to have a written contract, which is signed by both the customer and Konami and its subsidiaries, or a purchase order or amendment to the written contract from those customers that have previously negotiated a standard purchase agreement.

For Konami and its subsidiaries’ health and fitness clubs, members are required to sign a standard monthly membership agreement upon admission, which is automatically renewed unless the member provides advance notice of his or her intention to cancel prior to the tenth day of the month at the end of which the membership will terminate.

Delivery Has Occurred.

Packaged game software and other products are physically delivered to customers. Also, Konami and its subsidiaries’ game machines and related equipment are physically delivered to customers as a fully-assembled, ready to be installed unit. Accordingly, Konami and its subsidiaries recognize revenue from product sales upon delivery since the terms of the sale are based on free on board (“FOB”) destination. Generally, Konami and its subsidiaries do not permit exchanges or accept returns of unsold merchandise except in the case of obvious defects. In certain limited circumstances Konami and its subsidiaries may allow returns, for which Konami and its subsidiaries estimate the related allowances based upon management’s evaluation of historical experience, the nature of the software titles and other factors. These estimates are deducted from gross sales.

Revenue from health and fitness club membership is derived primarily from monthly membership fees from club members. Revenue for those fees is recognized as monthly charges are generally made to the members’ accounts in advance, at the end of each month, with respect to the following month’s membership. This policy requires Konami to defer the applicable membership fee revenue for one month. Initial membership fee revenue is deferred and recognized over the estimated period of the related membership.

The Price is Fixed or Determinable.

The price customers pay for Konami and its subsidiaries’ products is negotiated at the outset of an arrangement, and is generally determined by the specific volume of product to be delivered. Therefore, the prices are considered to be fixed or determinable at the start of the arrangement. Konami and its subsidiaries’ membership fee for health and fitness clubs is fixed at the time of admission of the member.

Collection is Probable.

Probability of collection is assessed on a customer-by-customer basis. Konami and its subsidiaries typically sell to customers with whom Konami and its subsidiaries have a history of successful collection. New customers are subjected to a credit review process that evaluates the customers’ financial position and ultimately their ability to pay. For Konami and its subsidiaries’ health and fitness clubs, the collectibility of membership fees is assured as it generally charges members’ accounts one-month in advance.

(n)    Software Development Costs

Research and development expenses are charged to income as incurred. Research and development expenses included in selling, general and administrative expenses amounted to ¥509 million ($4,152 thousand) and ¥861 million for the six months ended September 30, 2002 and the year ended March 31, 2002, respectively, in the accompanying consolidated statements of income.

SFAS No. 86, “Accounting for the Cost of Computer Software to be Sold, Leased, or Otherwise Marketed”, provides for the capitalization of certain software development costs incurred after technological feasibility is established or for development costs that have alternative future uses. Under Konami and its subsidiaries’ current practice of developing new game software products, the technological feasibility is not established until substantially all development activities are complete, which generally include the development of a working template and the related tools. For game products where a proven game engine technology exists and other criteria supporting the technological feasibility of the game title in development have been met, which include coding and testing of unique or unproven functions and features, Konami and its subsidiaries capitalize these costs and begin to expense them upon release of the product through cost of revenues or when they are deemed unrecoverable.

(o)    Royalties and License Fees

Konami pays royalties and license fees to professional sports organizations and certain other third parties for use of their trade names. Minimum portions of such royalties and license fees paid up-front are recorded as prepaid royalties and are expensed to cost of products sold over the contractual terms ranging primarily from 4 to 12 months. Variable portions of such royalties and license fees, which are generally determined based on the number of copies shipped at the predetermined royalty rates, are expensed to cost of products sold based on actual shipment. Management periodically evaluates the future realizability of prepaid royalties and charges to income any amounts deemed unlikely to be realized. Prepaid royalties amounted to ¥831 million ($6,778 thousand) and ¥1,005 million at September 30, 2002 and March 31, 2002, respectively, and were included in Prepaid expenses and other current assets in the accompanying consolidated balance sheets.

(p)    Advertising Expenses

Advertising expenses are charged to earnings as incurred and are included in selling, general and administrative expenses in the accompanying consolidated statements of income. Advertising expenses amounted to ¥5,101million ($41,607 thousand) and ¥6,973 million for the six months ended September 30, 2002 and the year ended March 31, 2002, respectively.

(q)    Stock-based Compensation

Konami accounts for its stock-based compensation plan to directors and employees using the intrinsic value based method prescribed by APB No. 25, “Accounting for Stock Issued to Employees” and FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation — an Interpretation of APB No. 25” (“FIN No. 44”). As such, compensation expense is recorded on the date of grant only if the current fair value of the underlying stock exceeds the exercise price. SFAS No. 123, “Accounting for Stock-Based Compensation,” allows companies to continue to apply the provisions of APB No. 25. Konami and its subsidiaries have elected to continue to apply the provisions of APB No. 25 for their stock-based compensation plans to directors and employees.

(r)    Issuance of Stock by Subsidiaries

The change in Konami’s proportionate share of subsidiary equity resulting from issuance of stock by the subsidiary is accounted for as gain or loss, including the related income tax effect, in the period such shares are issued provided the sale of such shares by the subsidiary is not a part of a broader corporate reorganization contemplated or planned by the registrant. If such transaction is considered to be a part of a broader corporate reorganization, it is accounted for as a capital transaction in the consolidated financial statements.

(s)    Comprehensive Income

SFAS No. 130, “Reporting Comprehensive Income,” requires classification of other comprehensive income in a financial statement and display of other comprehensive income separately from retained earnings and additional paid-in capital. Other comprehensive income includes primarily foreign currency translation adjustments and unrealized gains (losses) from marketable securities considered available-for-sale.

(t)    Translation of Foreign Currencies

Transactions denominated in foreign currencies are recorded using the exchange rates in effect as of the transaction dates. The related foreign currency asset and liability balances are translated based on exchange rates prevailing at each balance sheet date with the resulting gain/loss charged to income.

Assets and liabilities of a foreign subsidiary where the functional currency is other than Japanese yen are translated into Japanese yen at the exchange rates in effect at the balance sheet date. Revenue and expense accounts are translated at average exchange rates during the current period. The resulting translation adjustments are included in accumulated other comprehensive income.

(u)    Earnings Per Share

Earnings per share (“EPS”) is presented in accordance with the provisions of SFAS No. 128, “Earnings Per Share.” Under SFAS No. 128, basic EPS excludes dilution for potential common stock and is computed by dividing consolidated net income by the weighted-average number of common shares outstanding. Diluted EPS reflects the effect of potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Diluted net income per share is calculated by dividing net income by the sum of the weighted-average number of shares plus additional shares that would be outstanding if potential dilutive shares had been issued.

Konami has no dilutive securities outstanding at September 30, 2002 and March 31, 2002, and therefore there is no difference between basic and diluted EPS.

(v)    Use of Estimates

Preparation of these consolidated financial statements requires management of Konami and its subsidiaries to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenue and expenses during the reporting periods. There can be no assurance that actual results will not differ from those estimates.

(w)    Recent Pronouncements

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 is effective for Konami and its subsidiaries beginning April 1, 2003. SFAS No. 143 requires that legal obligations associated with the retirement of tangible long-lived assets be recorded as a liability and measured at fair value when those obligations are incurred if an estimate of fair value is possible. When a company initially recognizes a liability for an asset retirement obligation, it must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. Konami and its subsidiaries are in the process of determining the impact, if any, that SFAS No. 143 will have on the results of operations and financial position.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. SFAS No. 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. SFAS No. 145 will be adopted beginning April 1, 2003, except for the provisions relating to the amendment of SFAS No.13, which will be adopted for transactions occurring subsequent to May 15, 2002. Adoption of SFAS No. 145 will not have a material impact on the consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)”. This statement requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred, as opposed to when the entity commits to an exit plan under EITF No. 94-3. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 is not expected to have a material impact on the consolidated financial statements.

5.    Acquisitions

Konami has acquired varying interests in subsidiaries during the periods presented. Konami has used the purchase method of accounting for all such acquisitions and, accordingly, has allocated the purchase price based on the estimated fair value of net assets of the acquired companies. Such companies have been included in the accompanying consolidated financial statements since the dates of acquisition.

In February 2002, Konami acquired 82.17% of the issued and outstanding shares of Daiei Olympic Sports Club, Inc., a non-public health and fitness club operator in Japan and a subsidiary of The Daiei Inc., for the total cash consideration of ¥3,604 million including direct acquisition costs. The acquired company was then renamed Konami Olympic Sports Club Corporation (“Konami Olympic”). The acquisition of Konami Olympic was made for the purpose of expanding the health and fitness club operations of Konami Sports Corporation (“Konami Sports”).

Konami used the purchase method of accounting to account for the acquisition of Konami Olympic, and accordingly, the purchase price has been allocated to the tangible and intangible net assets of Konami Olympic based on the estimated fair value of such net assets. The allocation of the purchase price was made at the time of acquisition based on preliminary analyses and valuations that were available then as the acquisition occurred near Konami and its subsidiaries’ fiscal year end. The amount of consideration paid in excess of the estimated fair value of the net assets acquired of ¥1,647 million was recorded as goodwill for the year ended March 31, 2002, which was adjusted to ¥1,443 million for the six months ended September 30, 2002 for a post-acquisition adjustment. Such adjustment resulted from a decrease in accrued pension cost of Konami Olympic as a result of its withdrawal from the former shareholder group’s welfare pension fund in June 2002 for transfer to the fund which Konami and its domestic subsidiaries have participated. Management of Konami believes that the solid growth history and potential of Konami Olympic have contributed to the purchase price that has resulted in recognition of such goodwill. The Konami Olympic assets, liabilities and operations have been included in the consolidated financial statements since the acquisition date.

The following table reflects the February 28, 2002 condensed balance sheet of Konami Olympic, as adjusted to give effect to the purchase method accounting adjustments:

Millions of Yen
Cash, receivables and other assets	¥7,601
Property and equipment	4,607
Identifiable intangible assets	1,596
Goodwill	1,443
Debt and capital lease obligations	(6,257)
Minority interest	(442)
Other liabilities	(4,944)

¥3,604

Identifiable intangible assets of Konami Olympic include intangible assets related to trademarks of ¥767 million and membership lists of ¥829 million acquired. Intangible assets related to trademarks are determined to have an indefinite useful life while membership lists are estimated to have a useful life of 2 years. Goodwill arising from the acquisition of Konami Olympic has all been allocated to the Health and Fitness segment of Konami and its subsidiaries.

The following unaudited pro forma condensed combined results of operations for Konami and its subsidiaries is prepared assuming that the foregoing acquisition were completed as of the beginning of the respective period in which the acquisition occurred. This pro forma condensed combined financial information does not purport to represent what Konami and its subsidiaries’ results of operations would actually have been if such transaction had in fact occurred on such dates. The pro forma adjustments are based upon available information and upon certain assumptions that management believes are reasonable.

Millions of Yen, except for per share data
Year ended March 31, 2002
Net revenue	¥238,070
Net income	10,780
Basic and diluted net income per share	84.45

6.    Marketable and Investment Securities

Marketable and investment securities at September 30, 2002 and March 31, 2002 consisted of the following:

	Millions of Yen
	September 30, 2002				March 31, 2002
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Marketable equity securities	¥188	¥1	¥118	¥71	¥191	¥6	¥107	¥90
Other securities	200	—	102	98	200	—	86	114

Total	¥388	¥1	¥220	¥169	¥391	¥6	¥193	¥204

	Thousands of U.S. Dollars
	September 30, 2002
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Marketable equity securities	$1,534	$8	$963	$579
Other securities	1,631	—	832	799

Total	$3,165	$8	$1,795	$1,378

7.    Property and Equipment

Property and equipment at September 30, 2002 and March 31, 2002 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	September 30, 2002	March 31, 2002	September 30, 2002
Property and equipment, at cost:
Land	¥8,327	¥7,797	$67,920
Buildings and structures	52,169	52,733	425,522
Tools, furniture and fixtures	23,129	24,802	188,654
Construction in progress	175	175	1,427

Total	83,800	85,507	683,523
Less-Accumulated depreciation	(40,517)	(41,945)	(330,481)

Net property and equipment	¥43,283	¥43,562	$353,042

Depreciation expense for the six months ended September 30, 2002 and the year ended March 31, 2002 amounted to ¥3,401 million ($27,741 thousand) and ¥7,688 million, respectively.

8.    Goodwill and Identifiable Intangible Assets

Goodwill and identifiable intangible assets, primarily representing intangible assets acquired in connection with acquisitions of subsidiaries, at September 30, 2002 and March 31, 2002 consisted of the following:

Amortized intangible assets, net of accumulated amortization:

	Millions of Yen		Thousands of U.S. Dollars
	September 30, 2002	March 31, 2002	September 30, 2002
Goodwill	¥—	¥37,064	$—
Trademarks	—	50,277
Membership lists	5,915	5,915	48,246
Existing technology	736	800	6,004
Customer relationships	86	93	701
Franchise contracts	—	6,785	—

Total	6,737	100,934	54,951
Less-Accumulated amortization	(4,873)	(6,734)	(39,747)

Net goodwill and identifiable intangible assets	¥1,864	¥94,200	$15,204

Unamortized intangible assets:

	Millions of Yen		Thousands of U.S. Dollars
	September 30, 2002	March 31, 2002	September 30, 2002
Goodwill	¥37,150	¥1,772	$303,018
Trademarks	49,682	767	405,236
Franchise contracts	6,601	—	53,842
Gaming licenses	240	255	1,958

Total	¥93,673	¥2,794	$764,054

Goodwill acquired prior to June 30, 2001 had been amortized on a straight-line basis over the estimated useful life of 20 years in accordance with the requirements under APB No. 17 until SFAS No. 142 was fully adopted by Konami and its subsidiaries on April 1, 2002. Goodwill acquired after June 30, 2001 has not been subject to amortization according to the non-amortization provisions of SFAS No. 142. Trademarks, franchise contracts and gaming licenses are determined to have an indefinite useful life while membership lists, existing technology and customer relationships are estimated to have useful lives of 2 to 5 years. Intangible assets with an indefinite life acquired prior to June 30, 2001 had been amortized using the straight-line method over 40 years in accordance with the requirements under APB No. 17 until SFAS No. 142 was fully adopted by Konami and its subsidiaries on April 1, 2002. Intangible assets with an indefinite life acquired after June 30, 2001 have not been subject to amortization according to the non-amortization provisions of SFAS No. 142. Aggregate amortization expense for the six months ended September 30, 2002 and the year ended March 31, 2002 was ¥1,707 million ($13,923 thousand) and ¥6,233 million, respectively.

Effective, April 1, 2002, Konami and its subsidiaries adopted SFAS No. 142 in its entirety. As a result, amortization on goodwill, equity method goodwill and intangible assets with an indefinite life acquired prior to June 30, 2001 has ceased and such assets will be assessed annually for impairment. Konami and its subsidiaries had no transitional impairment charge of unamortized goodwill and intangible assets based on their fair value for any of its reporting units as of the April 1, 2002 measurement date.

The changes in the carrying amount of goodwill for the six months ended September 30, 2002 are as follows:

	Millions of Yen
	Gaming Content segment	Health and Fitness segment	Total
Balance at April 1, 2002	¥125	¥36,700	¥36,825
Additional acquisitions during the period	—	529	529
Post-acquisition adjustment	—	(204)	(204)

Balance at September 30, 2002	¥125	¥37,025	¥37,150

	Thousands of U.S. Dollars
	Gaming Content segment	Health and Fitness segment	Total
Balance at April 1, 2002	$1,020	$299,347	$300,367
Additional acquisitions during the period	—	4,315	4,315
Post-acquisition adjustment	—	(1,664)	(1,664)

Balance at September 30, 2002	$1,020	$301,998	$303,018

Konami acquired additional shares of Konami Sports and Konami Olympic during the six months ended September 30, 2002. As a result, additional goodwill was recorded at the Health and Fitness segment for the excess cost over the estimated fair value of the additional net assets acquired. The post-acquisition adjustment for goodwill resulted from a decrease in accrued pension cost of Konami Olympic as a result of its withdrawal from the former shareholder group’s welfare pension fund in June 2002.

9.    Derivative Financial Instruments

Konami and its subsidiaries use foreign exchange forward contracts with terms ranging from 3 to 6 months to reduce its exposure to short-term movements in the exchange rates applicable to firm funding commitments denominated in currencies other than Japanese yen. The aggregate notional amounts of derivative financial instruments outstanding at September 30, 2002 and March 31, 2002 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	September 30, 2002	March 31, 2002	September 30, 2002
Forward exchange contracts:
To sell foreign currencies	¥7,010	¥6,793	$57,178

Konami and its subsidiaries do not designate the forward exchange contracts as hedges. Accordingly the foreign currency losses of ¥225 million ($1,835 thousand) and ¥49million arising from these forward exchange contracts at September 30, 2002 and March 31, 2002, respectively, were included in earnings under the caption Other, net in the accompanying consolidated statements of income. Foreign exchange net gains and (losses), including those on these forward exchange contracts, for the six months ended September 30, 2002 and the year ended March 31, 2002 were ¥305million ($2,488 thousand) and ¥335 million, respectively.

Effects of exchange rate changes subsequent to September 30, 2002 on the fair value of those forward exchange contracts have not been significant as of the reporting date.

10.    Fair Value of Financial Instruments

Cash and cash equivalents, Trade notes and accounts receivable, Trade notes and accounts payable, Accrued expenses, and Short term borrowings

The carrying amount approximates fair value because of the short maturity of these instruments.

Investments in marketable securities

The fair values of Konami and its subsidiaries’ investments in marketable securities are based on quoted market prices.

Investments in non-marketable securities

For investments in non-marketable securities for which there are no quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive costs. It was not practicable to estimate the fair value of common stock representing certain untraded companies. These investments are carried at cost.

Long-term debt

The fair values of Konami and its subsidiaries’ long-term debt instruments are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using Konami’s current borrowing rate for similar debt instruments of comparable maturity.

Derivative financial instruments

The fair values of derivative financial instruments, consisting principally of foreign exchange contracts, all of which are used for purposes other than trading, are estimated by obtaining quotes from brokers.

The estimated fair values of Konami and its subsidiaries’ financial instruments at September 30, 2002 and March 31, 2002 are as follows:

	Millions of Yen				Thousands of U.S. Dollars
	September 30, 2002		March 31, 2002		September 30, 2002
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Nonderivatives:
Investment in marketable securities	¥169	¥169	¥204	¥204	$1,378	$1,378
Long-term debt, including current installments	(45,325)	(43,803)	(47,838)	(45,329)	(369,698)	(357,284)
Derivatives:
Foreign exchange forward contracts:
Assets	—	—	8	8	—	—
Liabilities	(225)	(225)	(57)	(57)	(1,835)	(1,835)

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

11.    Supplemental Disclosures to Consolidated Statements of Cash Flows

	Millions of Yen		Thousands of U.S. Dollars
	Six months ended September 30, 2002	Year ended March 31, 2002	Six months ended September 30, 2002
Cash paid during the period for:
Interest	¥430	¥691	$3,507
Income taxes	12,839	19,010	104,723
Cash acquisitions of new subsidiaries:
Fair value of assets acquired	—	30,849	—
Liabilities assumed	—	(29,048)	—
Goodwill	—	1,772	—
Minority interest	—	(4,265)	—
Cash paid, net of cash acquired	—	(692)	—
Cash sale of all shares in a subsidiary:
Assets transferred	2,018	—	16,460
Liabilities transferred	(489)	—	(3,988)
Gain on sale of subsidiary shares	552	—	4,502
Cash proceeds received, net of cash transferred	2,081	—	16,974
Property acquired under capital leases during the period	1,997	1,923	16,289

12.    Segment Information

Under SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, operating segments are defined as components of an enterprise about which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The operating segments are managed separately as each segment represents a strategic business unit that offers different products and serves different markets.

Konami and its subsidiaries operate on a worldwide basis principally with the following five business segments:

(a)	Consumer Software (“CS”) – production and sale of home-use video game software

(b)	Character Products (“CP”) – production and sale of character related products

(c)	Amusement Content (“AC”) – manufacture and sale of amusement arcade games and related components

(d)	Gaming Content (“GC”) – manufacture and sale of gaming machines for overseas market and token-operated games for domestic market

(e)	Health and Fitness (“HF”) – operation of health and fitness clubs

The Character Products (CP) segment and the Health and Fitness (HF) segment changed their names to Toy & Hobby (T&H) and Health & Fitness (H&F), respectively, on October 1, 2002.

“Other” includes financial and real estate management services provided primarily to our subsidiaries. The following table summarizes revenue and operating income/loss by operating segment which are the primary measures used by Konami and its subsidiaries’ chief operating decision maker to measure Konami and its subsidiaries’ operating results and to measure segment profitability and performance. This information is derived from Konami and its subsidiaries’ management reports which are based on U.S. GAAP.

a .    Operations in Different Industries

(1)    Revenue and operating income (loss)

Six months ended September 30, 2002	CS	CP	AC	GC	HF	Other	Total	Eliminations and Corporate	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥34,403	¥19,425	¥12,115	¥8,304	¥37,986	¥962	¥113,195	—	¥113,195
Intersegment	995	19	6,494	111	153	1,741	9,513	¥(9,513)	—

Total	35,398	19,444	18,609	8,415	38,139	2,703	122,708	(9,513)	113,195
Operating expenses	29,485	12,542	15,468	8,287	38,377	2,886	107,045	(4,015)	103,030

Operating income (loss)	¥5,913	¥6,902	¥3,141	¥128	¥(238)	¥(183)	¥15,663	¥(5,498)	¥10,165

Year ended March 31, 2002	CS	CP	AC	GC	HF	Other	Total	Eliminations and Corporate	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥88,762	¥25,213	¥31,641	¥13,264	¥60,426	¥6,274	¥225,580	—	¥225,580
Intersegment	1,367	388	7,092	382	120	2,622	11,971	¥(11,971)	—

Total	90,129	25,601	38,733	13,646	60,546	8,896	237,551	(11,971)	225,580
Operating expenses	71,777	18,400	32,346	14,285	65,042	9,241	211,091	(3,598)	207,493

Operating income (loss)	¥18,352	¥7,201	¥6,387	¥(639)	¥(4,496)	¥(345)	¥26,460	¥(8,373)	¥18,087

Six months ended September 30, 2002	CS	CP	AC	GC	HF	Other	Total	Eliminations and Corporate	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$280,612	$158,442	$98,817	$67,733	$309,837	$7,846	$923,287	—	$923,287
Intersegment	8,116	155	52,969	905	1,248	14,201	77,594	$(77,594)	—

Total	288,728	158,597	151,786	68,638	311,085	22,047	1,000,881	(77,594)	923,287
Operating expenses	240,498	102,300	126,166	67,594	313,026	23,540	873,124	(32,749)	840,375

Operating income (loss)	$48,230	$56,297	$25,620	$1,044	$(1,941)	$(1,493)	$127,757	$(44,845)	$82,912

Intersegment revenues primarily consists of sub-licensing of intellectual property rights from CS and CP to AC and GC, sales of hardware and components from AC and GC to CS and HF, and administrative services provided by shared-service subsidiaries included in other. Eliminations and corporate primarily consist of eliminations of intercompany profits on inventories and expenses for corporate headquarters.

b .    Operations in Geographic Areas

Six months ended September 30, 2002	Japan	Americas	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥91,796	¥13,878	¥4,005	¥3,516	¥113,195	—	¥113,195
Intersegment	15,805	189	27	235	16,256	¥(16,256)	—

Total	107,601	14,067	4,032	3,751	129,451	(16,256)	113,195
Operating expenses	96,299	15,047	4,473	2,996	118,815	(15,785)	103,030

Operating income (loss)	¥11,302	¥(980)	¥(441)	¥755	¥10,636	¥(471)	¥10,165

Year ended March 31, 2002	Japan	Americas	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥177,618	¥26,002	¥19,320	¥2,640	¥225,580	—	¥225,580
Intersegment	31,446	2,860	6	199	34,511	¥(34,511)	—

Total	209,064	28,862	19,326	2,839	260,091	(34,511)	225,580
Operating expenses	185,089	30,438	14,944	2,695	233,166	(25,673)	207,493

Operating income (loss)	¥23,975	¥(1,576)	¥4,382	¥144	¥26,925	¥(8,838)	¥18,087

Six months ended September 30, 2002	Japan	Americas	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$748,744	$113,197	$32,667	$28,679	$923,287	—	$923,287
Intersegment	128,915	1,542	220	1,917	132,594	$(132,594)	—

Total	877,659	114,739	32,887	30,596	1,055,881	(132,594)	923,287
Operating expenses	785,473	122,732	36,484	24,438	969,127	(128,752)	840,375

Operating income (loss)	$92,186	$(7,993)	$(3,597)	$6,158	$86,754	$(3,842)	$82,912

For the purpose of presenting its operations in geographic areas above, Konami and its subsidiaries attribute revenues from external customers to individual countries in each area based on where products are sold and services are provided.

13.    Commitments and Contingencies

Konami and its subsidiaries are subject to pending claims and litigation. Management, after review and consultation with counsel, considers that any liability from the disposition of such lawsuits would not have a material adverse effect on the consolidated financial condition and results of operations of Konami.

Konami and its subsidiaries have placed firm orders for purchases of property, plant and equipment and other assets amounting to approximately ¥1,544 million ($12,594 thousand) as of September 30, 2002.

14.    Subsequent Events

On June 20, 2002, Konami’s shareholders approved a subscription-rights option plan and the grant of subscription rights exercisable for an aggregate of up to 2,200,000 ordinary shares of Konami to directors and employees of Konami and its subsidiaries at an exercise price of ¥3,640 per share. On October 16, 2002, subscription rights for 1,787,900 ordinary shares were granted under this plan. These subscription rights will vest in three equal installments beginning on July 1, 2004 through June 30, 2007. Konami has accounted for the subscription rights according to APB No. 25 and FIN No. 44 and has record no compensation expense as there was no intrinsic value to the subscription rights at the date of grant.

5.    Summary of Non-consolidated Financial Results
for the Six Months Ended September 30, 2002
(Prepared in Accordance with Japanese GAAP)

November 28, 2002

KONAMI CORPORATION

Stock code number:	9766
Shares listed:	Tokyo Stock Exchange, Osaka Securities Exchange, New York Stock Exchange, London Stock Exchange and Singapore Exchange
Address of head office:	Tokyo, Japan
Representative:	Kagemasa Kozuki, Representative Director and CEO
Contact:	Noriaki Yamaguchi, Representative Director and CFO (Phone: 03-5220-0163)
URL:	http://www.konami.com
Date of Board Meeting to approve the financial results:	November 28, 2002
Date of commencement of interim dividend payment:	November 29, 2002
Adoption of interim dividend system:	Yes
Adoption of unit trading system:	Yes (1 unit: 100 shares)

1.    Financial Results for the Six Months Ended September 30, 2002

(1)    Results of Operations

					(Figures truncated)
	Net revenues (¥ million)	Year-on-year change (%)	Operating income (¥ million)	Year-on-year change (%)	Ordinary income (¥ million)	Year-on-year change (%)
Six months ended September 30, 2002	¥54,433	19.2	¥4,740	22.1	¥5,701	35.3
Six months ended September 30, 2001	45,682	(31.3)	3,882	(74.8)	4,214	(72.6)

Year ended March 31, 2002	123,283	N/A	11,083	N/A	11,792	N/A

	Net income (¥ million)	Year-on-year change (%)	Net income per share (¥)
Six months ended September 30, 2002	¥3,909	81.9	¥31.91
Six months ended September 30, 2001	2,149	(75.5)	16.69

Year ended March 31, 2002	8,675	N/A	67.96

Notes:

1.	Weighted-average common shares outstanding

Six months ended September 30, 2002:	122,503,419 shares
Six months ended September 30, 2001:	128,737,488 shares
Year ended March 31, 2002:	127,647,120 shares

2.	Change in accounting policies: None

3.	Change (%) of net revenues, operating income, ordinary income and net income represents the percentage change of the increase or decrease compared to the same period of the previous year.

(2)    Dividends

	Cash dividends per share
	Interim (¥)	Annual (¥)
Six months ended September 30, 2002	¥19.00	—
Six months ended September 30, 2001	27.00	—

Year ended March 31, 2002	—	¥54.00

(3)    Financial Position

	Total assets (¥ million)	Total shareholders’ equity (¥ million)	Equity-assets ratio (%)	Total shareholders’ equity per share (¥)
September 30, 2002	¥190,493	¥122,271	64.2	¥1,014.80
September 30, 2001	210,911	144,525	68.5	1,122.63

March 31, 2002	208,896	132,573	63.5	1,065.01

Notes:

Number of shares outstanding

September 30, 2002:	120,488,459 shares
September 30, 2001:	128,737,431 shares
March 31, 2002:	124,479,815 shares

Number of treasury stock
September 30, 2002:	8,249,107 shares
September 30, 2001:	135 shares
March 31, 2002:	4,257,751 shares

2.    Financial Forecast for the Year Ending March 31, 2003

	Net revenues (¥ million)	Ordinary income (¥ million)	Net income (¥ million)	Cash dividends per share
				Year-end (¥)	Annual (¥)
Year ending March 31, 2003	N/A	N/A	N/A	¥35.00	¥54.00

Notes:

1.	Non-consolidated financial forecast for the year ending March 31, 2003 is not disclosed.

2.	Annual cash dividends per share may change depending on the consolidated net income for the year, since the targeted total amount of cash dividends is 30% or more of consolidated net income.

6.    Non-consolidated Financial Statements

(1)    Non-consolidated Balance Sheets (Unaudited)

	(Millions of yen)
	September 30, 2001		September 30, 2002		March 31, 2002
		%		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥53,692		¥23,892		¥36,389
Trade notes receivable	—		32		163
Trade accounts receivable	27,375		24,482		35,383
Inventories	4,878		5,704		4,246
Short-term loans receivable	8,832		10,935		8,400
Other	8,999		11,257		9,607
Allowance for bad debts	(10)		(245)		(13)

Total current assets	103,768	49.2	76,059	39.9	94,176	45.1
FIXED ASSETS (Note 1):
Tangible fixed assets	9,543		8,913		9,038
Buildings	4,848		4,491		4,636
Land	3,488		3,488		3,488
Other	1,206		933		914
Intangible fixed assets	1,180		1,417		1,178
Investments and other assets	96,420		104,103		104,501
Investment securities	93,762		101,608		101,850
Other	2,657		2,494		2,650

Total fixed assets	107,143	50.8	114,434	60.1	114,719	54.9

TOTAL ASSETS	¥210,911	100.0	¥190,493	100.0	¥208,896	100.0

	(Millions of yen)
	September 30, 2001		September 30, 2002		March 31, 2002
		%		%		%
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade notes payable (Note 4)	¥7,772		¥5,843		¥7,856
Trade accounts payable	5,357		7,313		9,146
Income taxes payable	1,486		1,577		6,387
Other (Notes 3 and 4)	3,362		5,380		4,741

Total current liabilities	17,978	8.5	20,114	10.6	28,130	13.4
LONG-TERM LIABILITIES:
Straight bonds	45,000		45,000		45,000
Liability for directors’ retirement benefits	1,344		1,350		1,346
Long-term deposits received	633		327		414
Allowance for loss incurred by a subsidiary	1,430		1,430		1,430

Total long-term liabilities	48,408	23.0	48,107	25.2	48,191	23.1

Total liabilities	66,386	31.5	68,222	35.8	76,322	36.5

SHAREHOLDERS’ EQUITY:
Common stock	47,398	22.5	—	—	47,398	22.7
Additional paid-in capital	47,106	22.3	—	—	47,106	22.6
Legal reserve	2,163	1.0	—	—	2,163	1.0
Retained earnings	47,856	22.7	—	—	50,907	24.4
Voluntary earned surplus	42,107		—		42,107
Unappropriated earned surplus	5,749		—		8,800
Treasury stock	(0)	(0.0)	—	—	(15,003)	(7.2)

Total shareholders’ equity	144,525	68.5	—	—	132,573	63.5

SHAREHOLDERS’ EQUITY:
Common stock	—	—	47,398	24.9	—	—
Additional paid-in capital	—	—	47,106	24.7	—	—
Retained earnings	—	—	53,417	28.0	—	—
Legal reserve	—		2,163		—
Voluntary earned surplus	—		44,301		—
Unappropriated earned surplus	—		6,951		—
Treasury stock	—	—	(25,651)	(13.4)	—	—

Total shareholders’ equity	—	—	122,271	64.2	—	—

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	¥210,911	100.0	¥190,493	100.0	¥208,896	100.0

(2)    Non-consolidated Statements of Income (Unaudited)

	(Millions of yen)
	Six months ended		Six months ended		Year ended
	September 30, 2001		September 30, 2002		March 31, 2002
		%		%		%
Net revenues	¥45,682	100.0	¥54,433	100.0	¥123,283	100.0
Cost of revenues	33,909	74.2	42,486	78.1	97,690	79.2

Gross profit	11,772	25.8	11,946	21.9	25,592	20.8
Selling, general and administrative expenses	7,890	17.3	7,206	13.2	14,508	11.8

Operating income	3,882	8.5	4,740	8.7	11,083	9.0
Non-operating income (Note 1)	780	1.7	1,709	3.1	1,485	1.2
Non-operating expenses (Note 2)	448	1.0	747	1.4	776	0.6

Ordinary income	4,214	9.2	5,701	10.5	11,792	9.6
Extraordinary income (Note 3)	60	0.1	0	0.0	3,049	2.5
Extraordinary losses (Note 4)	700	1.5	83	0.2	874	0.7

Income before income taxes	3,574	7.8	5,618	10.3	13,967	11.4
Income taxes:
Current	1,297		1,931		7,612
Deferred	127		(222)		(2,320)

Total income taxes	1,425	3.1	1,708	3.1	5,291	4.3

Net income	2,149	4.7	3,909	7.2	8,675	7.1
Unappropriated earned surplus carried forward	3,600		3,042		3,600
Interim cash dividends	—		—		3,475

Unappropriated earned surplus	¥5,749		¥6,951		¥8,800

Basis of Presentation

The accompanying interim non-consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Japan.

Summary of Significant Accounting Policies

1.	Marketable and Investment Securities
Investments in subsidiaries and affiliated companies and “other investment securities” for which the market value is not readily determinable are stated at cost based on the moving average method.
2.	Derivative Financial Instruments
Derivative financial instruments are stated at fair value.
3.	Inventories
Inventories other than work in process are stated at cost determined by the moving average method.
Work in process consisting of hardware products is stated at cost determined by the moving average method while work in process consisting of software products is stated at cost determined by the specific identification method.
4.	Depreciation Methods
Tangible fixed assets are depreciated using the declining balance method while intangible fixed assets are amortized using the straight-line method. For in-house software, amortization is computed using the straight-line method based on the estimated useful life of 5 years.
5.	Provisions
(a)	Allowance for bad debts
Generally, allowance for bad debts is calculated based on the actual ratio of bad debt losses incurred.
For specific accounts with higher possibility of bad debt loss, the allowance is determined by independent judgment.
(b)	Liability for employees’ retirement benefits (Prepaid pension costs)
Liability for retirement benefits to be paid to employees as of the balance sheet date is provided based on the estimated amount of the projected benefit obligation and the plan assets at the fiscal year-end.
Unrecognized net transition asset or obligation is amortized over 13 years.
Unrecognized actuarial net gain or loss will be amortized from the following fiscal year within the average remaining service period of 13 years on a straight-line basis.
(c)	Liability for directors’ retirement benefits
Required amount for retirement benefits to be paid to directors of the Company as of the balance sheet date is reserved as liability.
(d)	Allowance for loss incurred by a subsidiary
The Company provides an allowance for loss incurred by a subsidiary at amount determined based on its financial condition.
6.	Foreign Currency Translation
Monetary assets and liabilities denominated in foreign currencies are translated into Japanese yen at the current exchange rates as of the balance sheet date, and the gains and losses in translation are credited or charged to income.
7.	Leases
Finance leases other than those that deem to transfer ownership of the leased property to the lessee are accounted for as operating lease transactions.
8.	Consumption Tax
Consumption tax is excluded from the stated amount of revenue and expenses.
9.	Income Taxes
Current and deferred income taxes for the six months ended September 30, 2002 are calculated on the assumption of the reversal of reserve for advanced depreciation in appropriations of retained earnings planned at the fiscal year-end.

Additional Information

1.	Accounting for treasury stock and reversal of legal reserve

Effective from this interim period, the Company adopted “Accounting Standard on Treasury Stock and Reversal of Legal Reserves” (Accounting Standard Board statement No. 1), which was issued by Accounting Standard Board of Japan. The effect of adoption on the Company’s net income was immaterial.

Due to revision of “Regulations Concerning the Terminology, Forms and Preparation Methods of interim Financial Statements,” the Company discloses shareholders’ equity section of its balance sheet as of September 30, 2002 in accordance with the revised regulation.

Notes to Non-consolidated Financial Statements

Notes to Balance Sheets

1.	Accumulated depreciation of tangible fixed assets is as follows:

	(Millions of yen)
	September 30, 2001	September 30, 2002	March 31, 2002
Accumulated depreciation of tangible fixed assets	¥6,604	¥6,766	¥6,782

2.	The Company guarantees subsidiaries’ loans payable to financial institutions as follows:

	(Millions of yen)
	September 30, 2001			September 30, 2002			March 31, 2002
Konami Capital, Inc.		¥4,188			—			¥2,398
Konami of America, Inc.		1,528			¥245			319
	(US$	12,800 thousand	)	(US$	2,000 thousand	)	(US$	2,400 thousand	)
Konami Gaming, Inc.		727			1,851			1,830
	(US$	6,090 thousand	)	(US$	15,100 thousand	)	(US$	13,740 thousand	)

Total		¥6,443			¥2,096			¥4,548

3.	Net amount of consumption tax payable and consumption tax to be refunded is included in “Other” of current liabilities.

4.
Trade notes matured on the balance sheet date are settled on the exchange date of the notes. Since each balance sheet date, September 30, 2001 and March 31, 2002, was a holiday for financial institutions, the following matured trade notes are included in each ending balance.

	(Millions of yen)
	September 30, 2001	September 30, 2002	March 31, 2002
Trade notes payable	¥1,491	—	¥1,615
Trade notes payable for capital expenditures	—	—	3

Notes to Statements of Income

1.	Non-operating income consists mainly of the following:

Six months ended September 30, 2001:	Dividend income: ¥660 million, Interest income: ¥29 million

Six months ended September 30, 2002:	Dividend income: ¥1,628 million, Interest income: ¥4 million

Year ended March 31, 2002:	Dividend income: ¥981million, Interest income: ¥47 million Foreign exchange gains: ¥243 million

2.	Non-operating expenses consist mainly of the following:

Six months ended September 30, 2001:	Bond issue expenses: ¥242 million, Bond interest expenses: ¥125 million

Six months ended September 30, 2002:	Bond interest expenses: ¥200 million, Foreign exchange losses: 154 million, Related expenses for NYSE listing: ¥366 million

Year ended March 31, 2002:	Bond issue expenses: ¥318 million, Bond interest expenses: ¥325 million

3.	Extraordinary income consists mainly of the following:

Six months ended September 30, 2001:	—

Six months ended September 30, 2002:	—

Year ended March 31, 2002:
Gain on sale of investments in subsidiaries: ¥1,754 million, Gain on transfer of a business of a subsidiary to an affiliated company: ¥1,145 million, Gain on transfer of intellectual property rights: ¥149 million

Note:

Extraordinary income for the six months ended September 30, 2002 and 2001 did not include any items significant enough to require separate disclosure.

4.	Extraordinary losses consist mainly of the following:

Six months ended September 30, 2001:	Loss on impairment of investments in subsidiaries: ¥693 million

Six months ended September 30, 2002:	Loss on disposal of buildings: ¥56 million, Loss on disposal of tools, furniture and fixtures: ¥22 million

Year ended March 31, 2002:	Loss on impairment of investments in subsidiaries: ¥843 million

5.	Depreciation expense for each period is as follows:

	(Millions of yen)
	September 30, 2001	September 30, 2002	March 31, 2002
Tangible fixed assets	¥415	¥323	¥827
Intangible fixed assets	199	211	401

Leases

Finance leases other than those deemed to transfer ownership of leased property to the lessee:

1.	Acquisition cost, accumulated depreciation, and ending balance of leased assets

	(Millions of yen)
	September 30, 2001			September 30, 2002			March 31, 2002
	Acquisition Cost	Accumulated depreciation	Ending balance	Acquisition Cost	Accumulated depreciation	Ending balance	Acquisition Cost	Accumulated depreciation	Ending balance
Tangible fixed assets-other	¥1,161	¥364	¥797	¥1,511	¥750	¥761	¥1,222	¥553	¥669

Total	¥1,161	¥364	¥797	¥1,511	¥750	¥761	¥1,222	¥553	¥669

2.	Obligations under finance leases

	(Millions of yen)
	September 30, 2001	September 30, 2002	March 31, 2002
Due within one year	¥374	¥455	¥412
Due after one year	430	341	286

Total	¥804	¥796	¥699

3.	Lease payments, depreciation expense and interest expense

	(Millions of yen)
	Six months ended September 30, 2001	Six months ended September 30, 2002	Year ended March 31, 2002
Lease payments	¥205	¥225	¥411
Depreciation expense	197	216	395
Interest expense	10	9	20

4.	Depreciation expense is computed according to the straight-line method with lease term as useful life and salvage value of zero.

5.	Interest expense is defined as the difference between total lease payment and acquisition cost, and allocated using the effective interest method to each period.

Investments in Subsidiaries and Affiliated Companies

Investments in subsidiaries and affiliated companies as of each balance sheet date are as follows:

	(Millions of yen)
	September 30, 2001			September 30, 2002			March 31, 2002
	Balance sheet amount	Market value	Differences	Balance sheet amount	Market value	Differences	Balance sheet amount	Market value	Differences
Investments in subsidiaries	¥69,770	¥64,990	¥(4,779)	¥70,327	¥74,513	¥4,185	¥70,327	¥91,364	¥21,036
Investments in affiliated companies	8,686	17,197	8,510	11,905	22,191	10,286	11,905	23,076	11,171

Total	¥78,457	¥82,188	¥3,731	¥82,233	¥96,705	¥14,4710	¥82,233	¥114,441	¥32,208

Subsequent Events

The Company’s shareholders approved a subscription-rights option plan and the grant of subscription rights at the shareholders’ general meeting held on June 20, 2002. The subscription rights under this plan were granted on October 16, 2002. The terms and conditions are summarized as follows:

1. Issue date of the subscription rights	October 16, 2002

2. Type and number of shares subject to the subscription rights	1,787,900 common shares of the Company (Number of shares subject to each subscription right is 100 shares)

3. Amount to be paid upon exercise of the subscription rights	¥364,000 (¥3,640 per share)

4. Aggregate amount of shares to be issued or transferred through the exercise of the subscription rights	¥6,507,956,000

5. Amount which will not be capitalized by the issuance of new shares through the exercise of the subscription rights	¥1,820 per share

6. Period in which the subscription rights may be exercised	July 1, 2004 to June 30, 2007

7. Type and number of shares under subscription rights	Not exceeding 2,200,000 common shares of the Company

8. Exercise price	¥3,640 per share

FOR IMMEDIATE RELEASE

November 28, 2002

KONAMI CORPORATION
2-4-1 Marunouchi Chiyoda-ku Tokyo, Japan
Kagemasa Kozuki
Representative Director and CEO
Ticker 9766 at TSE1
Contact: Toshiro Tateno
Director and Executive Corporate Officer
Tel: +81-3-5220-0374

KONAMI to Acquire
a Portion of the Operations of Konami Capital, Inc.
Following a Corporate Split

KONAMI CORPORATION (KONAMI)’s Board of Directors decided on November 28, 2002, to acquire a portion of the operations (financial service operations such as the arrangement of intercompany loans) carried out by KONAMI’s wholly-owned subsidiary, Konami Capital, Inc. (Konami Capital) as of February 1, 2003 as described below.

1.	Purpose of Corporate Split

The purpose of Konami Capital is to manage real estate owned by the Konami Group and to engage in financial service operations such as the arrangement of intercompany loans. As a result of this corporate split, Konami Capital will focus its attention on real estate management.

2.	Overview of Corporate Split

(1)	Schedule for Corporate Split

November 28, 2002	Board Meeting to Approve the Corporate Split (the method of acquisition following a Corporate Split) Agreement

November 28, 2002	Conclusion of Corporate Split Agreement

December 13, 2002	Shareholders’ Meeting to Approve the Corporate Split Agreement (Konami Capital, Inc.)

February 1, 2003	Date of Corporate Split

(2)	Method of Corporate Split

a.	We will complete the acquisition following the corporate split.

Acquiror: KONAMI
Split-Off Company: Konami Capital

b.	We will use a short-form corporate split which does not require shareholder approval as stated in Article 374-17-1 of the Commercial Code.

(3)	Allocation of Shares upon Corporate Split

We will not allocate shares since Konami Capital is our wholly owned subsidiary.

(4)	Amount of Stated Capital Increased upon Corporate Split

None

(5)	Cash Amount to be Paid upon Corporate Split

None

(6)	Rights and Obligations of Acquiror

All the assets and liabilities such as account payables and fixed assets and any agreements and the other rights and obligations incidental thereto relating to the operations acquired shall be assumed on the corporate split date.

(7)	Future Performance of Obligations and Liabilities

KONAMI and Konami Capital have agreed that KONAMI will be responsible for performing obligations and fulfilling the liabilities that will mature after the corporate split date.

(8)	Directors transferring to the acquiror from the split-off company

None

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3.	Outline of Parties

(as of March 31, 2002)

(1)	Name	KONAMI CORPORATION (Acquiror)	Konami Capital, Inc. (Split-Off Company)

(2)	Principal Businesses	Global Entertainment:	Real Estate Management and Financial Service Operations

(3)	Date of Establishment	March 19, 1973	December 1, 1987

(4)	Location of Headquarters	4-3-1 Toranomon, Minato-ku, Tokyo, Japan (*1)	1-28, Kanda Sudacho, Chiyoda-ku, Tokyo, Japan(*2)

(5)	Representative	Kagemasa Kozuki Representative Director and CEO	Seiji Ito Representative Director

(6)	Capital (million yen)	¥47,398	¥480

(7)	Total Number of Issued Shares	128,737,566 shares	9,600 shares

(8)	Shareholder’s Equity (million yen)	¥132,573	¥1,416

(9)	Total Assets (million yen)	¥208,896	¥16,926

(10)	Fiscal Year	ends March 31	ends March 31

(11)	Number of Employees	951	61

(12)	Principal Shareholders and Percentages Held	Kozuki Holding B.V.: 10.50% Japan Trustee Service Trust Bank Co., Ltd. (Trust Account): 5.76% KOZUKI FOUNDATION FOR HIGHER EDUCATION: 5.68%	KONAMI CORPORATION: 100%

(13)	Principal Banks	Sumitomo-Mitsui Banking Corporation	Sumitomo-Mitsui Banking Corporation

(14)	Relationship between parties	Capital relationship	KONAMI CORPORATION owns 100% of the split-off company’s issued shares

(*1)	KONAMI moved its headquarters to 2-4-1 Marunouchi, Chiyoda-ku, Tokyo on August 26, 2002.
(*2)	Konami Capital moved its headquarters to 2-7-16 Kyobashi, Chuo-ku, Tokyo on April 1, 2002.

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(15)	Non-consolidated Results for Three Most Recent Fiscal Periods (Japanese GAAP)

KONAMI CORPORATION    (Acquiror)

Fiscal Year	Ended March 31, 2000	Ended March 31, 2001	Ended March 31, 2002
Net Sales (million yen)	¥130,124	¥148,470	¥123,283
Operating Income (million yen)	25,613	34,092	11,083
Ordinary Income (million yen)	25,374	33,238	11,792
Net Income (million yen)	16,236	18,042	8,675
Net Income per Share (yen)	290.26	158.12	67.96
Dividends per Share (yen)	97	54	54
Shareholders’ Equity per Share (yen)	1,251.21	1,136.49	1,029.80

Konami Capital, Inc. (Split-Off Company)
Fiscal Year	Ended March 31, 2000	Ended March 31, 2001	Ended March 31, 2002
Net Sales (million yen)	¥1,418	¥1,460	¥1,391
Operating Income (million yen)	140	166	204
Ordinary Income (million yen)	52	39	122
Net Income (million yen)	24	(314)	183
Net Income per Share (yen)	2,565	(32,737)	19,101
Dividends per Share (yen)	2,500	—	—
Shareholders’ Equity per Share (yen)	116,298	129,130	147,506

4.	Overview of the Operations to be Acquired

(1)	Financial service operations:
Arrangement of intercompany loans

(2)	Results of Operations to be Acquired for Fiscal Year Ended March 31, 2002

Net Sales (million yen)	¥78
Gross Profit (million yen)	(39)
Operating Income (million yen)	(62)
Ordinary Income (million yen)	(49)

(3)	Assets and Liabilities of Operations to be Acquired (as of Sep 30, 2002)

Assets (million yen)		Liabilities (million yen)
Current Assets	¥11,332	Current Liabilities	¥12,010
Fixed Assets	¥1,608
Total Assets	¥12,940	Total Liabilities	¥12,010

5.	Company Overview of KONAMI after Acquisition of Operations

(1)	Company Name	KONAMI CORPORATION
(2)	Details of Business	Global Entertainment
(3)	Location of Headquarters	2-4-1 Marunouchi, Chiyoda-ku, Tokyo
(4)	Representative	Kagemasa Kozuki, Representative Director and CEO
(5)	Capital (million yen)	¥47,398 (as of March 31, 2002) No capital increase after corporate split
(6)	Total Assets	¥4,203 million is the expected increase resulting from this transaction.
(7)	Fiscal Year	Ends March 31
(8)	Impact on KONAMI’s financial results
Konami does not expect that the corporate split will have a material impact on its consolidated results of operations or financial condition since the split-off company
(Konami Capital) is a wholly-owned company.

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